Exhibit 99.1

Content

i

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Management Report

Dear Shareholders,

We submit, for your consideration, the parent company and consolidated financial statements of BRBI BR Partners S.A. (“Company”) for the year ended December 31, 2025.

We highlight the following facts in 2025:

Economic context

The fourth quarter of 2025 was marked by the consolidation of the global disinflation process and the maintenance of cautious stances by the major central banks, in an environment of moderate economic growth. Inflation and activity indicators in the United States reinforced the expectation of a gradual continuation of the monetary easing cycle, while Europe remained on hold due to inflation still above the target and weak activity. In Brazil, inflation ended the year within the tolerance range, with monetary policy remaining restrictive throughout the quarter. China continued to face challenges related to domestic demand and the real estate sector, maintaining a gradual stimulus strategy. In the markets, the period was marked by adjustments in interest rate curves, a relatively stable US dollar, and mixed performance of risk assets, reflecting the combination of disinflation, contained growth, and external uncertainties.

In Brazil, the fourth quarter consolidated a scenario of milder inflation, reflecting the deceleration of cyclical components and the dissipation of temporary shocks observed throughout the year. The IPCA ended 2025 within the tolerance range of the target, reinforcing the reading of progress in the inflation convergence process, although service cores remain above the level compatible with the center of the target in the relevant horizon. Economic activity showed signs of moderation at the beginning of the quarter, aligned with the lagged effects of restrictive monetary policy, following a more robust performance observed throughout the first half of the year. Despite the slowdown, the labor market remained relatively resilient, with the unemployment rate at historically low levels, although the pace of job creation lost momentum at the end of the year, moderating income growth and household consumption. In the fiscal scenario, the primary result of the central government ended the year recording deficit, reflecting the increase in mandatory expenses and the dependence on extraordinary revenues throughout 2025. The fiscal debate remained in the spotlight, with the market monitoring the ability to consolidate the fiscal framework and its impacts on medium-term expectations. Monetary policy remained unchanged throughout the quarter, with the Selic rate held at 15.0% per annum, and the Central Bank’s communication reinforcing the need for caution and additional confirmation of inflation convergence before the start of a widely discussed easing cycle, anticipated for early 2026.

In Europe, the fourth quarter was marked by the continuation of modest economic growth and a gradual slowdown in inflation. The adjustment of energy and food prices contributed to the reduction of inflation rates, although service inflation remained relatively high, requiring caution from monetary authorities. The European Central Bank kept its monetary policy unchanged throughout the quarter, reinforcing data dependence and the need to monitor the evolution of wages and inflation expectations before any significant adjustment. The economic activity in the eurozone continued to show heterogeneous performance among countries, with a gradual recovery of domestic demand in some economies and persistent weakness in the industry, especially in the sectors most exposed to international trade. The block remained vulnerable to external shocks, especially uncertainties related to global trade and geopolitical tensions.

In the United States, the indicators released throughout the fourth quarter pointed to a clearer slowdown in inflation and economic activity. Consumer inflation decreased more consistently at the end of the year, with relief also in core prices, reinforcing the perception that the disinflationary process has gained traction. The job market showed signs of moderation, with lower net job creation and leading indicators suggesting a cooling of demand for labor, although the employment level remained high in historical terms. In this context, the Federal Reserve maintained a cautious stance, indicating that the conduct of monetary policy will continue to depend on the evolution of data, with an expectation of a gradual continuation of the easing process throughout 2026. The interest rate curve reflected this scenario, with adjustments throughout the quarter in response to inflation and activity readings.

China ended the fourth quarter of 2025 still facing significant challenges related to domestic demand and the real estate sector. The authorities maintained a strategy of gradual and targeted stimuli, aiming to sustain growth without compromising financial stability. Producer inflation remained in negative territory, reflecting excess capacity and subdued demand in several industrial segments, while consumer inflation showed moderate variations, indicating that deflationary pressures continue to be concentrated in the production chain. Economic growth remained at a moderate pace at the end of the year, in line with the official target, although with signs of marginal deceleration compared to previous quarters, reinforcing the need for the continuation of support policies for activity, especially aimed at domestic consumption and the stabilization of the real estate market.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Management Report

Business performance

Throughout 2025, despite the more challenging macroeconomic environment, the Financial Advisory area remained active, with well-diversified activities and mandates, including mergers and acquisitions, restructurings, as well as the preparation of fairness opinions for companies from different economic sectors. Sixteen transactions have been announced, totaling a volume of R$ 15.1 billion. In the last quarter, the company advised 9 clients, highlighting the sale of Pão de Açúcar Group’s equity interest in FIC to Itaú Unibanco.

The Capital Markets area had a distributed volume of R$ 9.8 billion, through 39 debt operations. In the quarter, the area maintained a strong pace of activity, leveraging the continued demand from issuers for debt instruments and the greater appetite from fixed-income investors for the primary market. During this period, R$ 3.0 billion was issued and 15 debt operations were structured, including CRIs, Debentures, CCBs, CRAs, FIIs, and FIDCs.

The Treasury Sales & Structuring area found good business opportunities throughout 2025, as a result of the diversification of its sources of income through the offering of new products to clients, as well as the strong activity in the primary debt market, which boosted the derivatives and structured products business. In 2025, the area structured over R$ 37 billion in derivatives and foreign exchange. In the quarter, there was volatility in revenue generation, mainly explained by macroeconomic conditions and the typical seasonality of year-end closing. Still, the trading volume of derivatives and foreign exchange in the quarter reached R$ 7.5 billion.

The Wealth Management area continued its growth and expansion plan throughout 2025, with the prospecting and onboarding of large clients. At the end of December 2025, the Wealth Under Advisory totaled R$ 5.9 billion, accounting for an increase of 14.7% compared to the end of December 2024.

Consolidated financial performance

Total revenues reached R$ 531.4 million in 2025, accounting for a decrease of 8.6% compared to the previous year. Net income reached R$ 175.1 million, accounting for a decrease of 9.6% compared to the previous year. The Return on Equity (ROE) reached 22.1% in the year. The Company ended the year with shareholders’ equity of R$ 783.3 million.

Social initiatives

The Company supports, through tax incentive laws, non-governmental organizations with projects mainly focused on health, education, sports, diversity and gender equity. In 2025, the Company participated in the McHappy Day campaign through its BR DOA program and subsidized the participation of 35 employees in the TUCCA 2025 Run, organized by the TUCCA Association in partnership with Santa Marcelina Saúde. The event aims to raise funds for the treatment of children and adolescents with cancer.

Policy on reinvestment and distribution of dividends

The Company does not have a formal policy on reinvestment by its shareholders; all reinvestments verified thus far were deliberated by the shareholders at the AGM/EGM.

The Company’s dividend policy provides for the annual distribution of the mandatory minimum dividend of 25%. However, the Company intends to remunerate its shareholders according to the calculation of the profits earned during the year, making its best efforts to distribute dividends at a higher percentage that established by current legislation.

Relationship with independent auditors

Pursuant to the provisions of CVM Resolution 162/22 of the Brazilian Securities and Exchange Commission, the Company has an established policy and process for hiring an independent audit, considering aspects of transparency, compliance, objectivity and independence. Furthermore, aspects of potential conflicts of interest when engaging the same audit company for services of other natures are assessed to mitigate risks of loss of independence or objectivity in the performance of its activities. Information related to audit company fees is made available annually in our Reference Form.

Executive Board

Accountant

Hideo Antonio Kawassaki

CRC 1SP 184007/O-5

KPMG Auditores Independentes Ltda.

1400 Verbo Divino Street, Ground Floor to 801 - Part,

Chácara Santo Antônio, ZIP Code 04719-911, São Paulo - SP

P.O Box 79518 – Zip Code 04707-970 - São Paulo - SP - Brasil

Phone +55 (11) 3940-1500

kpmg.com.br

Independent auditors’ report on the parent company and consolidated financial statements

To the

Shareholders, the Board of Directors and Management of

BRBI BR Partners S.A. (formely known “BR Advisory Partners Participações S.A.”)

São Paulo - SP

Opinion

We have audited the parent company and consolidated financial statements of BRBI BI Partners S.A (“Company”), formely known “BR Advisory Partners Participações S.A.”, identified as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2025, and respective statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the parent company and consolidated financial position of BRBI BI Partners S.A as at December 31, 2025, and its parent company and consolidated financial performance and its parent company and consolidated cash flows for the year then ended, in conformity with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “Auditor’s responsibilities for the audit of the parent company and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries, in accordance with the ethical requirements that are relevant to our audit of the parent company and consolidated financial statements provided in the Accountant’s Code of Professional Ethics and the professional standards issued by the Federal Accounting Council, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

The key audit matters are those that, in our professional judgment, were the most significant in our audit of the current year. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Measurement of financial instruments

See Notes 3.o and 6 of parent company and consolidated financial statements.

The Company has investments in financial instruments represented by private equity fund shares classified as Level 3 in the fair value hierarchy. These funds have investments in shares of privately-held companies, which are not listed on a stock exchange or active market and are recorded at fair value. The fair value was measured using the discounted cash flow method, which considers assumptions and expectations of projections of future results of the investee companies, such as: growth rates, discount rates and inflation rates, internally established by the Management.

Due to the relevance and uncertainties related to the assumptions for determining the fair value of the funds that may result in a material adjustment to the accounting balances of the financial statements of the Company, we considered this a significant issue in our audit.

How our audit addressed this matter:

Our audit procedures have included, but are not limited to:

-	Evaluation, with the help of our specialists in corporate finance, of the valuation technique (discounted cash flow) and the reasonability and consistency of data and assumptions used for preparation of the report, such as growth rates, discount rates and inflation rates;

-	Analysis, with the help of our specialists in corporate finance, of the adequacy of mathematical calculations included in such appraisal reports; and

-	Evaluation of disclosures made in the financial statements.

Based on evidence obtained through the above-summarized procedures, we considered the measurement of financial instruments classified as Level 3 acceptable, as well as related disclosures in the context of the financial statements taken as a whole for the year ended December 31, 2025.

Other matters – Statements of value added

The parent company and consolidated statement of value added for the year ended December 31, 2025, prepared under the responsibility of the Company’s Management and presented as supplementary information in relation to accounting practices adopted in Brazil and international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), was submitted to audit procedures carried out together with the audit of Company’s financial statements. To form our opinion, we evaluated whether this statement is reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, this statement of value added was prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and is consistent in relation to the parent company and consolidated financial statements taken as a whole.

Other information accompanying parent company and consolidated financial statements and the auditors’ report

The Company’s Management is responsible for this other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or with our knowledge obtained during the audit or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is a material misstatement in the Management Report, we are required to communicate such fact. We have nothing to report in this regard.

Responsibilities of management for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In the preparation of parent company and consolidated financial statements, Management is responsible for assessing the ability of the Company to continue as a going concern, disclosing, where applicable, the matters relating to its going concern and the use of this basis of accounting in preparing the financial statements, unless Management intends to wind-up the Company and its subsidiaries or cease its operations, or has no realistic alternative to avoid the closure of operations.

Auditors’ Responsibilities for the Audit of the parent company and consolidated financial statements

Our purposes are to obtain reasonable assurance that the parent company and consolidated financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error, and to issue audit report containing our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatement can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatements resulting from fraud is higher than for one resulting from error, as fraud may involve the collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of the internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of financial statements, including the disclosures and whether the parent company and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided to those charged with governance a statement that we fulfilled the material ethical requirements, including the applicable independence requirements, and report all the possible relationships or issues that could considerably affect our independence, including, when applicable, the respective disclaimers.

Of the matters that were reported to those charged with governance, we determined those that were considered the most significant in the audit of the parent company and consolidated financial statements in the current year, and that, accordingly, comprise the key audit matters. We describe these matters in our audit report, unless a law or regulation has prohibited the public disclosure of the matter, or when, under extremely rare circumstances, we determine that the matter shall not be reported in our report, because the adverse consequences from such reporting may, from a reasonable perspective, exceed the benefits from the reporting for public interest.

São Paulo, February 05, 2026

KPMG Auditores Independentes

CRC 2SP-014428/O-6

Marco Antonio Pontieri

Accountant CRC 1SP153569/O-0

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Statements of financial position for the years ended December 31, 2025 and 2024

(In thousands of reais)

		Parent Company		Consolidated
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Assets
Cash and cash equivalents	5	29,504	2	137,792	575,235
Financial assets at fair value through profit or loss	6a	89,557	117,895	11,712,650	9,273,217
- Government bonds		-	-	11,369,995	8,684,734
- Private securities		-	-	174,349	405,612
- Investment fund quotas		89,557	117,895	168,306	182,871
Financial assets at fair value through other comprehensive income	6b	-	-	3,308,755	2,379,657
- Private securities		-	-	1,385,470	1,063,568
- Investment fund quotas		-	-	1,923,285	1,316,089
Derivative financial instruments	7a	3,011	-	1,023,349	1,071,190
Financial asset at amortized cost	8	-	-	1,124,190	1,576,438
- Loans		-	-	184,958	346,523
- Other financial assets at amortized cost		-	-	939,232	1,229,915
Dividends receivable		55,496	11,105	-	-
Other assets		3,072	54	26,874	27,260
Deferred tax assets	18b	5,607	3,060	92,425	95,639
Equity-accounted investees	10	627,399	696,170	-	-
Property, plant and equipment		-	-	44,265	42,329
Intangible assets		-	-	12,283	15,522
Total assets		813,646	828,286	17,482,583	15,056,487

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Statements of financial position for the years ended December 31, 2025 and 2024

(In thousands of reais)

		Parent Company		Consolidated
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Liabilities
Financial liabilities at fair value through profit or loss	12a	-	-	33,222	-
Financial liabilities at amortized cost	12b	-	-	16,062,202	13,664,510
- Repurchase agreements		-	-	9,938,917	8,056,208
- Client deposits		-	-	1,637,964	2,627,471
- Funds from securities issued		-	-	3,703,658	1,841,558
- Other financial liabilities		-	-	781,663	1,139,273
Derivative financial instruments	7a	1,666	-	344,451	317,315
Amounts payable		9,695	2,739	53,934	93,253
- Suppliers		251	237	11,243	16,022
- Other amounts payable	11	9,444	2,502	42,691	77,231
Taxes payable		158	117	19,998	12,806
Current tax liabilities		3,173	-	9,382	15,914
Deferred tax liabilities	18b	15,656	20,840	176,096	148,099
Total liabilities		30,348	23,696	16,699,285	14,251,897

Shareholders’ equity
Capital	13a	674,940	674,940	674,940	674,940
Capital reserves		(30,193)	(30,193)	(30,193)	(30,193)
Profit reserves		149,025	169,245	149,025	169,245
Other comprehensive (loss)		(10,474)	(9,402)	(10,474)	(9,402)
Total shareholders’ equity		783,298	804,590	783,298	804,590
Total liabilities and shareholders’ equity		813,646	828,286	17,482,583	15,056,487

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Statements of profit or loss for the years ended December 31, 2025 and 2024

(In thousands of reais)

		Parent Company		Consolidated
	Notes	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Interest revenues and gains on financial instruments		13,646	10,204	12,107,943	7,049,611
Interest expenses and (losses) on financial instruments		(7,260)	(218)	(11,896,367)	(6,833,214)
Net interest revenue (expense) and gains (losses) on financial instruments	15	6,386	9,986	211,576	216,397

Revenues from rendering of services		-	-	319,804	364,822
Total service revenues		-	-	319,804	364,822

Total revenues		6,386	9,986	531,380	581,219

Personnel expenses		(3,856)	(5,869)	(126,527)	(143,901)
Administrative expenses	16	(9,385)	(2,386)	(118,974)	(136,658)
Tax expenses	17	-	-	(41,410)	(45,052)
Provision due to expected credit losses		-	-	(13,124)	(14,355)
Other revenues		-	3	2,135	1,253
Other expenses		(715)	(543)	(829)	(3,076)
Operating expenses		(13,956)	(8,795)	(298,729)	(341,789)

Profit/(loss) before income tax		(7,570)	1,191	232,651	239,430

Equity in net income of subsidiaries	10	178,084	195,867	-	-
Profit before income tax		170,514	197,058	232,651	239,430

Income taxes	18a	4,559	(3,388)	(57,578)	(45,760)
Profit for the year		175,073	193,670	175,073	193,670

Profit attributable to the Company’s shareholders	13c			175,073	193,670
Profit attributable to ordinary shares				111,469	123,306
Earnings (loss) per ordinary share				0.56	0.61
Profit attributable to preferred shares				63,604	70,364
Earnings per preferred share				0.56	0.61

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Statements of comprehensive income for the years ended December 31, 2025 and 2024

(In thousands of reais)

	Parent Company		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Profit for the year	175,073	193,670	175,073	193,670

Items that are or may be reclassified subsequently to profit (loss):	(1,072)	(5,155)	(1,072)	(5,155)
Fair value through other comprehensive income (FVOCI)
- Adjustment to fair value	(2,771)	(10,005)	(2,771)	(10,005)
- Tax effects	1,247	4,502	1,247	4,502
Foreign operations - foreign currency translation differences	452	348	452	348

Comprehensive income attributable to:
Company’s shareholders	174,001	188,515	174,001	188,515

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Statements of changes in shareholders’ equity for the years ended December 31, 2025 and 2024

(In thousands of reais)

			Profit reserve		Other comprehensive income
	Capital	Capital reserves	Legal	Other profit reserves	Equity valuation adjustments	Accumulated translation adjustment	Retained earnings	Total shareholders’ equity

December 31, 2023	674,940	(30,193)	45,003	135,314	(3,527)	(720)	-	820,817
Profit for the year	-	-	-	-	-	-	193,670	193,670
Other comprehensive income/(loss)	-	-	-	-	(5,503)	348	-	(5,155)
Total comprehensive income, net of taxes	674,940	(30,193)	45,003	135,314	(9,030)	(372)	193,670	1,009,332
Transactions with shareholders and formation of reserves	-	-	-	-	-	-	-	-
Formation of reserves
- Legal	-	-	9,683	-	-	-	(9,683)	-
- Expansion and investments	-	-	-	95,159	-	-	(95,159)	-
Additional dividends paid – 2023	-	-	-	(12,599)	-	-	-	(12,599)
Interim dividends paid – 2024	-	-	-	(78,747)	-	-	(31,499)	(110,246)
Extraordinary dividends paid	-	-	-	(43,467)	-	-	(38,430)	(81,897)
Additional dividends proposed – 2024	-	-	-	18,899	-	-	(18,899)	-
Total transactions with shareholders and formation of reserves	-	-	9,683	(20,755)	-	-	(193,670)	(204,742)
December 31, 2024	674,940	(30,193)	54,686	114,559	(9,030)	(372)	-	804,590
Net income for the year	-	-	-	-	-	-	175,073	175,073
Other comprehensive income/(loss)	-	-	-	-	(1,524)	452	-	(1,072)
Total comprehensive income, net of taxes							-
Transactions with shareholders and formation of reserves	674,940	(30,193)	54,686	114,559	(10,554)	80	175,073	978,591
Formation of reserves	-	-	-	-	-	-	-	-
- Legal	-	-	8,754	-	-	-	(8,754)	-
- Expansion and investments	-	-	-	128,521	-	-	(128,521)	-
Interim dividends paid – 2025	-	-	-	(69,298)	-	-	(37,798)	(107,096)
Extraordinary dividends paid	-	-	-	(69,298)	-	-	-	(69,298)
Additional dividends paid – 2024	-	-	-	(18,899)	-	-	-	(18,899)
Total transactions with shareholders and formation of reserves	-	-	8,754	(28,974)	-	-	(175,073)	(195,293)
December 31, 2025	674,940	(30,193)	63,440	85,585	(10,554)	80	-	783,298

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Statements of cash flow for the years ended December 31, 2025 and 2024

(In thousands of reais)

	Parent Company		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Cash flows from operating activities
Profit for the year	175,073	193,670	175,073	193,670
Adjustments for:
Effect of changes in exchange rates on cash and cash equivalents	-	-	(39,416)	(46,131)
Impairment losses	-	-	13,124	14,355
Depreciation and amortization	-	-	10,837	7,509
Deferred taxes	(7,731)	3,388	31,211	7,461
Provision / update of contingencies	-	-	(326)	162
Share of profit of equity-accounted investees	(178,084)	(195,867)	-	-
Interest - subordinated financial bills	-	-	94,804	25,511
Adjusted net income	(10,742)	1,191	285,307	202,537

Change in:
Financial assets at fair value through profit or loss	28,338	(15,966)	(2,439,433)	(1,554,971)
Derivative financial instruments	(1,345)	-	74,977	(943,226)
Financial assets at amortized cost
- Loans	-	-	148,441	(161,192)
- Other financial assets at amortized cost	-	-	290,683	(231,044)
Financial assets at fair value through other comprehensive income	-	-	(930,170)	(1,194,362)
Other assets	(3,018)	1,940	386	42
Amounts payable – Suppliers	14	(440)	(4,779)	11,295
Financial liabilities at amortized cost
- Repurchase agreements	-	-	1,882,709	2,375,488
- Client deposits	-	-	(989,507)	570,066
- Debt issued and others	-	-	1,615,464	842,650
- Other financial liabilities	-	-	(357,610)	195,336
Financial liabilities at fair value through profit or loss	-	-	33,222	-
Taxes payable	3,214	-	32,600	14,359
Other amounts payable	6,942	(4,067)	(35,015)	(568)
Cash generated by (used in) in operating activities	23,403	(17,342)	(392,725)	126,410
Income tax and social contribution paid	-	-	(31,940)	(36,236)
Net cash generated (used in) operating activities	23,403	(17,342)	(424,665)	90,174

Cash flows from investing activities
Dividends receivable	(44,391)	-	-	-
Dividends received	246,887	222,084	-	-
Acquisition of property, plant and equipment for use	-	-	(572)	(2,810)
Payment of capital in equity-accounted investees	(1,104)	-	-	-
Cash generated (used in) investment activities	201,392	222,084	(572)	(2,810)

Cash flows from financing activities
Payment of coupons financial bills	-	-	(42,568)	(7,186)
Lease liabilities	-	-	(8,161)	(6,420)
Issuance of subordinated financial bills	-	-	194,400	372,900
Dividends paid	(195,293)	(204,742)	(195,293)	(204,742)
Cash generated by (used in) in financing activities	(195,293)	(204,742)	(51,622)	154,552
Increase (decrease) in cash and cash equivalents	29,502	-	(476,859)	241,916
Cash and cash equivalents at the beginning of the year	2	2	575,235	287,188
Effect of changes in exchange rates on cash and cash equivalents	-	-	39,416	46,131
Cash and cash equivalents at the end of the year	29,504	2	137,792	575,235
Increase (decrease) in cash and cash equivalents	29,502	-	(476,859)	241,916

Supplementary information of operating cash flows
Interest received	20,140	-	1,380,907	1,236,819
Interest paid	-	-	(1,357,102)	(1,386,180)

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Statements of cash flows for the years ended December 31, 2025 and 2024

(In thousands of reais)

	Parent Company		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Revenues	13,646	10,207	12,416,758	7,401,331
Financial Intermediation	13,646	10,204	12,107,943	7,049,611
Rendering of services	-	-	319,804	364,822
Impairment losses	-	-	(13,124)	(14,355)
Other	-	3	2,135	1,253

Financial expenses	(7,260)	(218)	(11,896,367)	(6,833,214)

Inputs acquired from third parties	(10,100)	(2,929)	(105,033)	(127,779)
Materials, energy and others	(2,511)	(2,386)	(49,295)	(38,341)
Outsourced services	(6,874)	-	(54,909)	(86,362)
Other operating expenses	(715)	(543)	(829)	(3,076)

Gross value added	(3,714)	7,060	415,358	440,338

Depreciation and amortization	-	-	(10,837)	(7,509)

Net value added produced by the Company	(3,714)	7,060	404,521	432,829

Value added received as transfer	178,084	195,867	-	-
Equity in net income of subsidiaries	178,084	195,867	-	-

Total value added payable	174,370	202,927	404,521	432,829

Distribution of value added	174,370	202,927	404,521	432,829

Personnel	3,333	4,722	107,007	118,830
Direct remuneration	2,822	4,123	89,893	100,839
Benefits	492	480	14,310	13,241
FGTS (severance indemnity fund)	19	119	2,804	4,750

Taxes, duties and contributions	(4,036)	4,535	118,508	115,872
Federal	(4,036)	4,535	102,885	97,895
Municipal	-	-	15,623	17,977

Third-party capital remuneration	-	-	3,933	4,457
Rents	-	-	3,933	4,457

Remuneration of equity capital	175,073	193,670	175,073	193,670
Net income for the year	137,275	104,842	137,275	104,842
Interim dividends	37,798	88,828	37,798	88,828

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

1.	Operations

BRBI BR Partners S.A. (“Company” or “Parent Company”, and jointly with subsidiaries, “BR Partners Group” or “Group”), formerly known “BR Advisory Partners Participações S.A.” is a publicly-held corporation, headquartered at Avenida Brigadeiro Faria Lima nº 3.732 – 28º floor, in the city of São Paulo, State of São Paulo, and shares traded in units on stock exchanges.

In Brazil, shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”) under the ticker BRBI11. Each unit consists of 2 preferred shares and 1 ordinary share of the Company. The Company also has Level II ADRs (“American Depositary Receipt”) backed by 4 units listed on B3, traded on Nasdaq Inc.

The Company is engaged in investing in other companies, domestic or foreign, as a partner, unitholder or shareholder and management of our own assets. The ultimate control of the Group is held by BR Partners Holdco Participações S.A. (“Holdco”), which holds 35.59% of the ordinary shares – 29% and 55.01% at December 31, 2025 and 2024, respectively – of the Company’s total share capital.

On March 21, 2025, BR Advisory Partners Participações S.A. changed its name to BRBI BR Partners S.A.

On August 29, 2025, BR Partners Holdco Participações S.A. (“Holdco”) — the Group’s direct controlling shareholder — completed an intra-group corporate reorganization. This process involved a partial spin-off of equity interest in the Company, with the spun-off portion transferred to a newly incorporated holding company, Black River Holdings e Investimentos Ltda. (“Black River”). As a result of this reorganization, Black River now holds a 26.01% equity interest, while Holdco’s ownership interest was reduced from 55.01% to 29.0% of the Group’s total capital. This intra-group corporate reorganization does not result in any changes to the Group’s control structure, nor does it impact the Group’s governance, operations, administrative structure, or strategy.

The Group is part of a context of businesses related to investment banking, capital markets, treasury for clients, investments and wealth management.

2.	Preparation basis and presentation of financial statements

a.	Statement of conformity (regarding the IFRS and Accountant Statements Committee - CPC rules)

The parent company and consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), also in accordance with the accounting practices adopted in Brazil (BR GAAP), issued by the Accounting Pronouncements Committee (“CPC”).

The Company’s financial statements were approved for issuance by the Board of Directors on February 3, 2026.

b.	Functional and presentation currency

Parent company and consolidated financial statements are presented in thousands of Reais, which is the functional currency of the Company.

Transactions in foreign currencies are converted into functional currency by using foreign exchange rates prevailing on the transaction or valuation dates when the items are remeasured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statements of profit or (loss) in the “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments” captions.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Exchange gains and losses resulting from the settlement of those transactions and from the conversion at each period-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the parent company and consolidated financial statements as interest revenues or expenses and gains on financial instruments.

For investments abroad that have a functional currency other than the Real, the effects of the translation are recorded in shareholders’ equity under “Other Comprehensive Income”.

c.	Parent company financial statements

In the parent company financial statements, subsidiaries are accounted for under the equity method, adjusted in proportion to the interest held in the Group’s contractual rights and obligations.

d.	Consolidated financial statements

In the consolidation process, the balances and transactions between companies were eliminated through the following procedures: a) elimination of asset and liability account balances between consolidated companies; b) elimination of the Company’s investment balances with the adjusted shareholders’ equity balances of its subsidiaries.

We highlight the direct and indirect subsidiaries included in the consolidated financial statements:

			% interest
	Line of business	Country	12/31/2025 (1)	12/31/2024 (1)
Direct subsidiaries
BR Partners Assessoria Financeira Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Gestão de Recursos Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Participações Financeiras Ltda.	Financial holding company	Brazil	99.99	99.99
BR Partners Mercados de Capitais Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria em Soluções de Capital Ltda. (3)	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria Financeira Rio de Janeiro Ltda. (4)	Rendering of Services	Brazil	100	-
Indirect subsidiaries
BR Partners Banco de Investimento S.A.	Investment bank	Brazil	99.99	99.99
BR Partners Europe B.V.	Rendering of Services	Netherlands	100	100
BR Partners Corretora de Seguro Ltda.	Rendering of Services	Brazil	99.99	99.99
Investment funds (2)
Total Fundo de Investimento Multimercado Investimento no Exterior - Crédito Privado	Investment fund	Brazil	100	100
BR Partners Capital	Investment fund	Cayman	100	100

(1)	Percentages below 100% refer to the interest of BR Partners Holdco Participações S.A. (Holding Company).
(2)	Investment funds in which the Group substantially assumes or retains risks and rewards were consolidated.
(3)	On June 16, 2025, the name of BR Partners Assessoria em Reestruturação Financeira Ltda. was changed to BR Partners Assessoria em Soluções de Capital Ltda.
(4)	Subsidiary established in the third quarter of 2025, headquartered in Rio de Janeiro, whose business purpose is providing consulting services in business management.

3.	Material accounting policies

a.	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and other highly liquid short-term interest earning bank deposits with original maturities of up to 3 months as of investment date, are convertible into a known sum of cash and subject to an insignificant risk of change of value.

b.	Financial instruments

Recognition and measurement

For IFRS 9 / CPC 48 - Financial Instruments, the Group performs the following: (i) uses models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) complies with hedge accounting requirements, maintaining the main guidelines related to the recognition and derecognition of financial instruments.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Classification and measurement of financial assets

The Company classifies its financial assets under the following measurement categories: fair value through profit or loss (“FVTPL”); Fair value through other comprehensive income (FVTOCI); or amortized cost. The classification depends on the analysis performed on the business model and the Solely Payments of Principal and Interest (SPPI) test.

●	Financial instruments at amortized cost

A financial asset, if not designated at fair value through profit or loss on initial recognition, is measured at amortized cost if both of the following conditions are met:

–	It is held within a business model whose purpose is to obtain contractual cash flows; and

–	The contractual terms of financial asset represent contractual cash flows with solely payments of principal and interest.

The book value of these assets is adjusted for any recognized impairment provision; interest revenue on these financial assets is included in “Interest revenue and gains on financial instruments”, using the effective interest rate method.

●	Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are comprised by financial instruments held for trading and items designated at fair value through profit or loss on initial recognition. Moreover, financial assets with contractual terms that do not only represent principal and interest payments are also measured at fair value through profit or loss.

Financial instruments measured at fair value through profit or loss are initially recognized at fair value, with costs related to the transaction being recognized in the profit or loss when incurred. Subsequently, such instruments are measured at fair value, and any gains or losses are recognized in profit or loss as they are determined.

When a financial asset is measured at fair value, a credit assessment adjustment is included to reflect the credit quality of the counterparty, representing changes in the fair value attributable to the credit risk.

At initial recognition, the financial asset or liability may be irrevocably designated, as measured at fair value through profit or loss if eliminating or reducing a measurement or recognition inconsistency (“accounting mismatch”) which may otherwise result from the measurement of assets or liabilities or the recognition of gains and losses on these assets and liabilities on a different basis.

●	Financial instruments at fair value through other comprehensive income - equity and debt instruments

Equity instruments are instruments that meet the definition of shareholders’ equity from the perspective of the issuer; that is, instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the shareholders’ equity of the issuer.

Debt instruments are instruments that meet the definition of a financial liability from the perspective of the issuer, such as loans, government and private bonds. The subsequent classification and measurement of debt instruments depends on the business model to manage the asset of the asset’s cash flow characteristics.

Investments in debt instruments are measured at fair value through other comprehensive income when they:

–	Have contractual terms that give rise to cash flows on specific dates, which represent only payments of principal and interest on the outstanding principal balance; and

–	They are maintained in a business model whose purpose is achieved by combining the receipt of contractual cash flows and sale of financial instrument.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

These debt instruments are initially recognized at fair value plus transaction costs directly attributed and subsequently measured at fair value. Gains and losses arising from changes in fair value are recorded in other comprehensive income. Impairment gains and losses, interest revenues and foreign exchange gains and losses are recorded in the income (loss).

In the settlement of the debt instrument, the gains or losses accumulated in other comprehensive income are reclassified to profit or loss.

i.	Evaluation of business model and evaluation of Solely Payments of Principal and Interest (SPPI)

The subsequent classification and measurement of debt instruments depends on the business model to manage the asset of the asset’s cash flow characteristics based on analysis of Solely Payments of Principal and Interest (SPPI) test.

The business model reflects how the Group manages its financial assets. That is, it prospectively assesses expected losses, always using the amounts/ procedures/ methodologies/ provisions defined in our internal manuals as a criterion for allowances.

Classification of assets at amortized cost refers to assets that are held for collection of contractual, and those contractual flows represent Solely Payments of Principal and Interest (SPPI) and are not designated at fair value through profit or loss. They are measured at amortized cost. This category includes loans, financing (loan operations) and other receivables. This category also includes Securities that meet the criteria of this category. These investments are measured at amortized cost less impairment losses and revenue recognized by using the effective interest rate.

Financial assets measured at fair value through other comprehensive income, include debt instruments which, depending on the business model, are aimed at collecting contractual cash flows or sales cash flows, and have contractual cash flows that correspond exclusively to payments of principal and interest.

Financial assets measured at fair value through other comprehensive income are measured at fair value, with changes recognized in shareholders’ equity in a specific line “Other comprehensive income,” less tax effects, except for expected losses associated with credit risk and the interest from these assets, which are recognized in income (loss). When the investment is disposed, income previously accumulated in the adjustment at fair value account in shareholders’ equity is reclassified to income (loss).

ii.	Identification and evaluation of impairment

The Group measures the provisions for expected losses associated with credit risk based on IFRS 9/CPC 48, which requires the Company to record the expected credit losses on all of its financial assets not classified as FVTPL, on a 12-month basis or over the lifetime of the instrument. In the evaluation of the expected credit losses model, the Company adopted the default criteria and significant increase of credit risk and took into consideration its current procedure for provision for losses related to credit risk, the credit risk characteristics of the operations, its business segments and customers, its historical default rate, future estimates of losses and growth indicators applicable to the Company’s area of activity.

For the default criterion, the Company adopts 90 days in arrears, and regarding the criterion of significant increase in the level of risk, the Company considers the difference of two points up between the initial classification of operation’s risk level and the current risk level assessment. This differential can be given by the assessment of the customer’s rating by the Credit Department with subsequent approval by the Credit Committee. The Company assesses the risk profile of each customer, always taking into account the following topics, among other aspects: i) company’s profile; ii) area of activity; iii) macroeconomic performance; and iv) structure of the operation and its guarantees.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

c.	Derivative financial instruments and hedge accounting

Derivatives

These operations are registered and held in custody at B3 S.A. The risk management area monitors daily the Group’s compliance with the parameters defined in the Group Risk Policy. Thes Group’s policy aims to establish the tolerances of the Management Committee of BR Partners Group to market risk exposure, and to define the techniques to effectively manage, mitigate and prevent excessive exposure to market risk. The fair value of derivative financial instruments is calculated based on the market prices of their underlying assets (fair value). The information used is obtained from official sources and the calculation methodology respects what was internally approved by the Executive Board and the risk area. The operations currently aim to offset risks arising from exposure to changes in the fair value of assets or liabilities and are accounted for at fair value in equity accounts, with realized and unrealized gains and losses recognized in income (loss) for the year. Contract values or notional values are recorded in memorandum accounts.

They are classified according to the Management’s intention, on the date of contracting the transaction, considering whether their purpose is to hedge against risks or not. Operations that utilize financial instruments for portfolio hedge or that do not fulfill the protection criteria (especially derivatives utilized to manage global risk exposure), are recorded at fair value, with realized and unrealized gains and losses, directly recognized in the income (loss).

Hedge Accounting

Derivative financial instruments used for hedge accounting are recorded at the Bank, classified as fair value hedge, based on the strategy of mitigating the interest rate risks of funding, operating with futures contracts, as a way of offsetting exposures to changes in the fair value. The risk management area monitors daily the Group’s compliance with the parameters defined in the Risk Policy. Thes Group’s policy aims to establish the tolerances of the Management Committee of BR Partners Group to market risk exposure, and to define the techniques to effectively manage, mitigate and prevent excessive exposure to market risk. The Bank determines the relationship between the instruments and hedged items in such a way that the fair value of said instruments is expected to be in opposite directions and in the same proportions. The established hedge ratio is always 100% of the hedged risk. Hedge operations were evaluated as effective, whose proof of hedge effectiveness corresponds to the range of 80% to 125%.

To assess the effectiveness of the strategy, the Group adopts the dollar offset method, which consists of calculating the difference between the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributed to changes in the interest rate.

The Group maintains a fair value hedge structure for the years ended December 31, 2025 and 2024, as presented in Note 7e.

d.	Property, plant and equipment

Property, plant and equipment items are stated at historical cost of acquisition less depreciation and any unrecoverable accumulated loss. The historical cost directly includes attributable expenditures necessary for preparing the asset for the use intended by Management. Depreciation of assets is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, as follows:

Machinery and equipment	10 years
Facilities	10 years
Furniture and equipment in use	10 years
Right-of-use of real estate (1)	10 years
IT and telephony equipment	05 years

(1)	Includes underlying assets identified in lease agreements.

Depreciation methods, useful lives and residual values are reviewed on each statement of financial position date. Any gains and losses on disposal of property, plant and equipment items are recognized in income (loss).

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

e.	Intangible assets

Intangible assets are represented by the goodwill paid to operate and exercise the private activities of Financial Institutions previously carried out by Banco Porto Seguro S.A. in the partial spin-off process registered in the Minutes of the Shareholders’ Meeting held on April 30, 2012, and registered with BR Partners Participações Financeiras Ltda., the parent company of BR Partners Banco de Investimento S.A. These assets are measured at cost, less accumulated impairment losses.

Acquired software licenses are also included in intangible assets and are stated at historical cost less amortization and accumulated impairment losses. Amortization, when determinate, is calculated using the straight-line method to allocate the cost of software licenses acquired during the estimated useful life of the contract.

Estimated useful lives are as follows:

Software and other intangible assets	1−5 years
Goodwill - license acquired	Undetermined

f.	Financial liabilities

Financial liabilities valued at amortized cost are stated at known or estimated cash flows, less corresponding expenses to be appropriated, plus charges and monetary correction (on a prorated basis) and foreign exchange changes incurred up to the statement of financial position closing date.

Financial liabilities classified at fair value through profit or loss are initially measured at their fair value, adjusted for any transaction costs that are incremental and directly attributable to the acquisition or issuance of these financial instruments.

g.	Income taxes

Income tax expenses comprise current and deferred corporate income tax (IRPJ) and social contribution (CSLL). Current and deferred taxes are recognized in income (loss) unless they are related to the business combination, or items directly recognized in shareholders’ equity or other comprehensive income.

For the Parent Company, BR Partners Participações Financeiras Ltda and BR Partners Assessoria Financeira Ltda., current and deferred income tax and social contribution are calculated based on rates of 15%, plus additional 10% on taxable income exceeding R$ 240 for income tax, and 9% on taxable income for social contribution on net income, considering offset of tax losses and social contribution negative basis, limited to 30% of taxable income for the year.

For BR Partners Banco de Investimento S.A., the provision for income tax is formed at the rate of 15% on taxable income, plus a surtax of 10% for taxable income in excess of R$ 240 in the year; the provision for social contribution tax is formed at the rate of 20% on taxable income.

For the companies BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Soluções de Capital Ltda., BR Partners Corretora de Seguros Ltda. and BR Partners Assessoria Financeira Rio de Janeiro Ltda., the presumed profit is used to calculate the income tax and social contribution, applying the nominal rates on presumed profit calculated based on its operating revenues and over its financial revenues, with 32% of assumed profit, 15% for income tax, plus a 10% surcharge on excess taxable income of R$ 60 per quarter and 9% for social contribution, respectively.

The current income tax and social contribution charges are calculated based on tax laws effective on statement of financial position date.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Deferred tax assets and liabilities include temporary differences identified as values expected to be paid or recovered upon differences between accounting values of assets and liabilities, and their respective calculation basis, and accumulated tax credits and losses. These values are measured at the rates expected to be applied in the period in which the asset will be realized or liability will be liquidated.

Tax credits on temporary differences will be realized when respective provisions are used and/or reversed.

h.	Provisions

The recognition, measuring and disclosure of contingent assets and liabilities and legal obligations are executed as follows:

Contingent assets: it is likely with an asset arising from past events and whose existence will be confirmed only on the occurrence of one or more uncertain future events not completely under the Group’s control. As of December 31, 2025 and 2024, the Group did not record any contingent assets.

Contingent liabilities: are formed considering the opinion of legal advisors, nature of lawsuits, similarity with previous proceedings, complexity and positioning of Courts. Whenever the loss is assessed as probable, the Group sets up a provision for the entire matter. For losses assessed as possible, the Company presents probable losses in an explanatory note and for losses assessed as remote, there is no disclosure in financial statements.

Legal obligations - tax and social security: arise from lawsuits related to tax obligations, where the subject being contested is their legality or constitutionality and which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts recognized in full in the financial statements.

The records of civil, tax and labor lawsuits are presented in Note 20b.

i.	Lease

An agreement is or contains a lease if transfers the right to control the use of an identified asset for a certain period in exchange for consideration. Thus, the Company starts to recognize the right-of-use assets and lease liabilities that represent its rights to use the real estate and lease liabilities that represent its obligation to pay the lease of such real estate.

j.	Share capital

Preferred shares do not have voting rights, but have priority over ordinary shares in the reimbursement of capital, in the event of liquidation, up to the amount of capital represented by such preferred shares and the right to receive a minimum dividend in accordance with the guidelines of Company’s Bylaws, as well as Law 6404/76.

k.	Distribution of dividends

The distribution of mandatory minimum dividends to Company’s shareholders is recognized as a liability in financial statements. Any amount above the mandatory minimum is provisioned only on the date of its approval by the General Meeting.

l.	Revenue from contract with customer

Recognition of revenues from rendering of services

Revenue recognition occurs when the service is completed and delivered to the customer, substantially upon completion of the work.

Obligations on performance and revenue recognition policies

Revenue is measured based on the consideration specified in the contract with customer. The Group recognizes the revenue when the control over the product or service is transferred to the client.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

The table below provides information about the nature and time of the compliance with performance obligations under agreements with clients:

Type of service	Nature and timing of fulfillment of performance obligations	Revenue recognition policy
Treasury, Sales Structuring and Capital Markets	Commission on the placement and intermediation of securities on the market and by various types of financial services. It acts in the structuring and distribution of financial products developed specifically according to the needs of each customer.	Revenue is recognized at a specific point in time, being the placement of the security, through contractual fees and commission percentages, and the payment date which is stipulated in the contract.

Asset administration and management	BR Partners advises its customers in the process of asset management and Fund portfolio administration.	Revenue recognition takes place over time, by receiving monthly management fees charged for service provided.

Financial advisory and consulting – Investment Banking	BR Partners offers financial and strategic consulting services related to mergers and acquisitions, fundraising, strategic partnerships, joint ventures, and corporate restructuring.	Revenue recognition takes place at a specific point in time, when performance obligations established in the contract are met.

Revenue recognition takes place over time, due to the obligations entered into within the contract, in relation to financial advisory and business restructuring support.

m.	Use of estimates and judgments

In the preparation of these parent company and consolidated financial statements, Management used judgments and estimates that affect the Group’s application of accounting policies and amounts reported of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a continuous basis. Revisions to estimates are recognized prospectively and information on judgments is continuously reviewed by an annual basis by the Management areas.

Going concern

Management evaluated the ability of the parent company and its subsidiaries to continue as a going concern and is convinced that these companies have funds to continue operating in the future. Additionally, Management is not aware of any material uncertainty that may generate significant doubts about its ability to continue as a going concern. Therefore, the CPC/IFRS financial statements were prepared based on this principle.

Fair value of financial instruments

Financial instruments recorded at fair value in our parent company and consolidated financial statements are mainly comprised by financial assets measured at fair value through profit or loss, including derivatives and financial assets measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Financial instruments are categorized within a hierarchy based on the lowest level of information, which is significant for measuring fair value. For instruments classified as Level 3, we use our own judgment to arrive at the fair value measurement.

We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments please, see Note 3n.

Deferred tax assets

Tax credits on tax loss carryforwards will be realized according to the generation of taxable profits. Such tax credits are recognized in the accounts based on the current expectations of their realization, considering technical studies and analysis performed by Management in the projections of future profits and determination of the expected time of realization.

Impairment of goodwill

At least annually, the Group assesses whether the current book value of goodwill has been impaired. The first step in the process requires the identification of independent cash-generating units (“CGUs”) and the allocation of goodwill to such units.

The economic-financial modeling was conducted in order to demonstrate its estimated cash generation capacity in the period considered under full operating and administrative conditions, with the following premises:

●	Free cash flow was analytically projected for a period of 5 years and considered perpetual after 2030, with a nominal growth of 5.9%;

●	For the annual period, the fiscal year from January 1 to December 31 was considered;

●	For the calculation of the present value, the half-year agreement was considered, that is, it is considered that cash flows are generated linearly throughout the year and, therefore, half of the year (mind -year point) is the one that best represents the Company’s average cash generation point; and

●	The flow was projected in local currency and the present value updated with a nominal discount rate.

The discount rate was obtained using the Capital Asset Pricing Model (CAPM) methodology, in which the cost of capital is estimated based on the estimated return required by the Company’s shareholders.

The calculation of the operating value is based on the cash flow of dividends for the next 5 years and the Group’s residual value thereafter (considering a growth rate in perpetuality “g” of 5.9%, a percentage for December 31, 2025), discounting these values at present value, using the nominal discount rate.

The recoverable amount of a cash-generating unit is determined based on calculations of the value in use. These calculations use cash flow projections, before income tax and social contribution, based on financial budgets for an 5-year period and perpetuity.

In the years ended December 31, 2025 and 2024, the company carried out the annual impairment test of its CGU and did not record losses on the amounts recorded.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

n.	Fair value estimate

i.	Accounting classification and fair values

The Group measures fair values using the following fair value hierarchy, which reflects the significance of the inputs used in making the measurements:

●	Level 1 - Prices quoted (not adjusted) in active markets for identical assets and liabilities;

●	Level 2 - The evaluation uses information, in addition to quoted prices included in Level 1, information included in level 1 that are observable in the market for the asset or liability, either directly (prices) or indirectly (derived from prices); and

●	Level 3 - The evaluation uses significant information which is not based on observable market data (i.e., non-observable inputs).

The following table presents assets and liabilities measured at fair value at December 31, 2025 and 2024:

Parent Company	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Investment fund quotas (1)	-	-	89,557	89,557
- Derivative financial instruments	-	3,011	-	3,011
Total	-	3,011	89,557	92,568

Parent Company	Level 1	Level 2	Level 3	12/31/2024
Financial assets at fair value through profit or loss
- Investment fund quotas (¹)	-	-	117,895	117,895
Total	-	-	117,895	117,895

Consolidated	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Government bonds	11,369,995	-	-	11,369,995
- Private securities	-	174,349	-	174,349
- Investment fund quotas (1)	78,749	-	89,557	168,306
- Derivative financial instruments	15,326	868,828	139,195	1,023,349

Financial assets at fair value through other comprehensive income
- Private securities	-	1,385,470	-	1,385,470
- Investment fund quotas	259,072	1,664,213	-	1,923,285
Total assets at fair value	11,723,142	4,092,860	228,752	16,044,754

Financial liabilities at fair value through profit or loss
- Liabilities for the sale of financial instruments	33,222	-	-	33,222
- Derivative financial instruments	29,376	294,129	20,946	344,451
Total liabilities at fair value	62,598	294,129	20,946	377,673

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Consolidated	Level 1	Level 2	Level 3	12/31/2024
Financial assets at fair value through profit or loss
- Government bonds	8,684,734	-	-	8,684,734
- Private securities	-	405,612	-	405,612
- Investment fund quotas (1)	64,976	-	117,895	182,871
- Derivative financial instruments	21,272	940,253	109,665	1,071,190

Financial assets at fair value through other comprehensive income
- Private securities	-	1,063,568	-	1,063,568
- Investment fund quotas	-	1,316,089	-	1,316,089
Total assets at fair value	8,770,982	3,725,522	227,560	12,724,064

Financial liabilities at fair value through profit or loss
- Derivative financial instruments	21,943	277,535	17,837	317,315
Total liabilities at fair value	21,943	277,535	17,837	317,315

(1)	During the years ended December 31, 2025 and 2024, in order to support management’s assessment regarding the measurement of the fair value of these financial instruments, a valuation report was contracted with a specialized company for the funds BR Partners Outlet Premium Fundo de Investimento em Participações (“BR FIM”), which mainly holds investments in equity investment funds in its portfolios. Management also carries out internal evaluations of investments. The funds under analysis were established as closed-end funds and not exclusive. For the years ended December 31, 2025, and 2024, no adjustment to the recoverable amount of these financial instruments was recorded in the financial statements.

ii.	Valuation techniques and unobservable assumptions

–	Financial assets measured at fair value - Level 2

Type	Valuation technique
Financial assets at fair value through profit or loss (public and private securities) (1)	Government bonds: The methodology used to calculate the fair value of Government Bonds consists of capturing the rates and curves disclosed by the market on each maturity of Government Bond, thereby obtaining the MtM (Mark to Market) when multiplying by the quantity existing in the portfolio.

Private securities: The methodology used to calculate the fair value of private securities consists of capturing the rates of the respective indexes (Pre, CDI - Interbank Certificate of Deposit, IPCA - Extended Consumer Price Index, in Portuguese, IGPM - General Index of market pricing, etc.), then the interest and the future value of the operations are calculated by multiplying by the principal, and after capturing their respective curves, MtM is then obtained, bringing the present value to the respective curve at maturity.

Derivative financial instruments (Swap, NDF) (1)	Swap models: The fair value is calculated based on the present value of the estimated future cash flows. Estimates of post-fixed rate future cash flows are based on quoted rates of Swap, future prices and interest rates on interbank loans. Estimated cash flows are discounted using a curve prepared based on similar sources and reflecting the relevant interbank reference rate used by market participants for this purpose when pricing interest rate Swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and the counterparty, calculated based on credit spreads derived from credit default swaps or current prices of traded securities.

Cash flow swap: the (MtM) fair value will correspond to the sum of the MtMs of each flow (according to the methodology described above), whereby the start date and expiration date of flows will be applied in substitution of the start date and expiration date of the operation, as well as the remaining balance to replace the principal.

NDF: The NDF (Non-Deliverable Forward) product, or even a forward contract, is an over-the-counter contract for the future purchase and sale of an asset, at a parity negotiated between the parties.
Since this is an over-the-counter contract, the size of the contract, as well as the expiration date, are freely agreed upon between the participants. Moreover, settlement takes place exclusively by difference (financial settlement) between the market price on the contract’s expiration date (or other dates, in the case of Asian) and the agreed price (in the case of a long position for a short position, it is the opposite); thus, there is no physical delivery of the asset.

The fair value of an NDF is obtained by estimating a future value based on the current price of the underlying asset, brought to maturity by the respective curves constructed from similar sources, and which reflect the relevant interbank reference rates used by market participants and brought to present value by the respective market curve.

(1)	Significant unobservable inputs and the relationship between significant unobservable inputs and fair value measurement are not applicable.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

–	Financial assets measured at fair value - Level 3

Type	Valuation technique	Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value
Financial assets at fair value through profit or loss - Equity investment fund quotas	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted by a rate adjusted at risk.	Equity investment funds that have investments in real estate development and commercial companies which depend on non-observable factors in the market, and use, among other assumptions, expectations and projections of future results, growth rates, discount rates and inflation rates, among others.	Estimated fair value could increase (decrease) if: - expected cash flow would be higher (lower); or - the risk-adjusted discount rate is lower (higher).

Derivative financial instruments - Options

The fair value (price) of an option, i.e., its premium, is given by the possibility of exercising it. More specifically, it is given by the immediate possibility of exercise or by the possibility of being exercised later. Thus, the pricing of the premium consists of two types of values, respectively:

		The significant unobservable data used in the fair value measurement of derivative financial instruments (Options) classified as Level 3 are:	Significant changes in any of these inputs alone or in combination may result in significant changes in fair value.

●    Intrinsic value: which only exists when the value of the asset in the cash market is higher than the strike price in the case of a call option and the reverse for a put option. Therefore, an in-the-money option has intrinsic value.

● interest rate; ● dividends; ● underlying asset price and ● volatility
● Time value: this is the difference between the premium and the intrinsic value of the option. So, this value depends on the price of the underlying asset, the option’s expiration time, the expected volatility of the underlying asset’s quotes, the interest rate, and in the case of the quota as an underlying asset, the expected dividends, as shown below:

Price of the Target Asset: according to the relationship between the price of the underlying asset on the spot market and the strike price of the option, options can be classified as:

i. In-the-money option: price of the underlying asset is higher than the strike price of the option in the case of the call option and lower in the case of the put option;
ii. At-The-Money option: price of the underlying asset is equal to the strike price of the call and put option;
iii. Out-of-the-money option: price of the underlying asset is lower than the strike price of the call option and higher for the put option.

● Time: the longer the time for the option to expire, the greater the premium value, as the greater the probability of exercising the option;

● Volatility: the greater and more frequent the price fluctuations, the greater the unpredictability of the exercise and, therefore, the greater the risk for the writer, which results in a higher premium as well;

● Interest rate: represents the opportunity cost of acquiring the underlying asset, so that the higher this cost of money, the more advantageous it becomes to buy the option than to buy the underlying asset directly. In the case of the call option, this relationship is reversed.

● Dividend: the higher the expected dividend payment, the greater the benefit of acquiring the share and, therefore, the higher the option premium.

The time value is gradually reduced until it reaches zero on the option’s expiration date.

Derivative financial instruments – Swap	The adjustments to fair value arising from the financing costs of certain derivative contracts reflect changes in the fair value of said contracts given their cash flow profile over time and/or the guarantees provided.	The unobservable data used in the fair value methodology of some swaps is related to internal funding rates.	Significant changes in internal funding rates can result in material changes in fair value.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

iii.	Reconciliation of Level 3 fair values

The following table presents a reconciliation of all assets and liabilities measured at fair value, on a recurring basis, using relevant unobservable data (Level 3) during the years ended December 31, 2025 and 2024.

a.	Investment fund quotas

	FVTPL	FVTPL
	Outlet	BR FIM	Total
Balance at December 31, 2023	80,219	21,710	101,929
Acquisition of quotas	-	6,000	6,000
Fair value increase	7,736	2,230	9,966
Balance at December 31, 2024	87,955	29,940	117,895
Principal amortization	(13,089)	-	(13,089)
Receipt of interest	(20,140)	-	(20,140)
Fair value increase	948	3,943	4,891
Balance at December 31, 2025	55,674	33,883	89,557

b.	Derivative financial instruments

	FVTPL - Options	FVTPL - Options
Options	Assets	Liabilities
Balance at December 31, 2023	4,924	(4,561)
Premiums paid (received)	59,693	(81,331)
Fair value increase	(45,800)	68,055
Balance at December 31, 2024	18,817	(17,837)
Premiums paid (received)	106,238	(4,522)
Fair value increase	(18,816)	17,837
Balance at December 31, 2025	106,239	(4,522)

Swap	Assets	Liabilities
Cost	(2,017)	-
Adjustment to fair value	61,392	-
Adjustment to fair value (level 3 input)	31,802	-
Counterparty’s credit risk adjustment	(329)	-
Balance at December 31, 2024	90,848	-

Cost	(37,795)	(19,702)
Adjustment to fair value	39,353	(8,250)
Adjustment to fair value (level 3 input)	31,443	11,528
Counterparty’s credit risk adjustment	(45)	-
Balance at December 31, 2025	32,956	(16,424)

Fair value variation (level III) during the year (funding value adjustment)	(359)	11,528

Total derivative financial instruments in Level 3 at December 31 , 2025	139,195	20,946
Total derivative financial instruments in Level 3 at December 31 , 2024	109,665	17,837

iv.	Sensitivity analysis of financial assets classified as Level 3

Sensitivity analysis for financial instruments classified as Level 3 is essential to understand the uncertainty associated with fair value estimates. These instruments are measured based on unobservable market data, which implies a high level of judgment and estimation by management.

For the performance of the analysis, the Group considered the main assumptions that influence fair value, such as discount rates, volatility, average internal funding rates and other factors specific to financial instruments. For example, a change in the discount rate can have a substantial impact on fair value, reflecting changes in market conditions or economic expectations.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Furthermore, the volatility of the prices of the underlying assets can directly affect the valuation of financial instruments classified as Level 3, resulting in increased uncertainties and, consequently, possible variations in the ranges of fair value measurement.

Other factors, such as changes in economic conditions or the regulatory environment, can also influence fair value estimates. Management monitors these matters and adjusts the valuation as necessary to make sure that the values have been adequately reported reflecting market conditions and associated risks, as well as the interrelationships that exist between these variables and the fair value of the financial instruments.

During the period ended December 31, 2025 and 2024, there were no changes in the measurement method of financial assets and liabilities that would imply the reclassification of assets and liabilities between different levels of the fair value hierarchy.

4. Risk management

In the normal course of its operations, the Group is exposed to several financial risks, which are divided into: market, credit, liquidity and capital management. The Group’s risk management policies aim to define a set of principles, guidelines and responsibilities that guide activities relevant to risk management, in line with the business strategy of companies that are part of the BR Partners Group.  These risks rely on a policy framework and the following committees: Risk and Compliance Committee, Credit Committee, Risk Committee and the Assets & Liabilities Committee (ALCO) and Underwriting Committee, observing their responsibilities and duties. For the effectiveness of risk management, the framework provides for the identification, assessment, monitoring, control, mitigation and correlation between risks. Limits are monitored by the Risk Management area. The Risk Management area reports directly to the Executive Board, therefore acting independently from the business areas.

a. Operating limits

Capital is managed by BR Partners Group Management and aims to ensure that the analysis of capital sufficiency (Basel ratio) is performed in an independent and technical manner, considering existing risks and those included in strategic planning.

Consolidated (1)	12/31/2025	12/31/2024
Reference Equity (PR) - (a)	1,296,697	1,077,498
Level I	1,022,245	833,550
Principal capital	586,070	613,508
Complementary capital	436,175	220,042
Level II	274,452	243,948
Subordinated Financial Bills Eligible for Capital	274,452	243,948
Total risk-weighted exposure - (b)	5,741,744	5,992,233
Credit risk	3,511,133	3,812,736
Market risk	1,670,339	1,750,868
Operating risk (2)	560,272	428,629
Basel Ratio (3) - (a/b)	22.6%	17.9%
Tier I Capital	17.8%	13.9%
Tier II Capital	4.8%	4.0%

(1)	The information belongs to BR Partners Banco de Investimento S.A., which follows the regulations of the Brazilian Central Bank for calculating the Basel Ratio.
(2)	BCB Resolution 356 of November 28, 2023, together with BCB Normative Instruction 479 of June 12, 2024, established a new methodology for calculating the portion of risk-weighted assets (RWA) relating to the capital required for operational risk (RWA), using a standardized approach, as of January 1, 2025. The calculation of this risk portion, which specifies the minimum capital needed to cover the financial institution’s operational risk, considers elements of revenues and expenses, turnover and the internal loss multiplier. The new approach resulted in an increase of R$ 320,619 in operational risk compared to the amount calculated according to the previous methodology – the effect of which will be phased in at a rate of ¼ until December 31, 2027, in accordance with the option provided for in Art. 19 of BCB Res. 356.
(3)	BR Partners Banco de Investimento S.A. is subject to the new regulations introduced by CMN Resolution 4966/21 of the National Monetary Council (CMN) and BCB Resolution 352/23 of the Brazilian Central Bank. These resolutions introduce new concepts and criteria applicable to financial instruments, which must be followed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank (BACEN). The new BACEN resolutions, effective since January 1, 2025, resulted in an effective reduction of approximately R$ 4 million in the Reference Equity.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

For the years ended December 31, 2025 and 2024, the limits are classified according to the minimum amount required by the Brazilian Central Bank (minimum required, 10.5%).

b.	Market risk

Market risk is defined as the possibility of incurring losses due to adverse fluctuations in prices, market rates, shares and commodities in the Group’s portfolio positions. Market risk management is defined as the continuous process of identifying, measuring, evaluating, mitigating, monitoring and reporting exposures arising from positions held in foreign exchange, interest rates, shares and commodities, with the objective of keeping them within the regulatory and management limits that are established in the respective internal committees and reported to the Executive Board.

i.	Market risk management

The Group segregates its exposure to market risk between the Trading and Banking portfolios. The Trading portfolio includes proprietary positions, which are represented by financial instruments (assets and liabilities) managed based on fair value. The banking portfolio is predominantly characterized by banking business operations and related to the management of the Group’s active (securities) and passive (funding) financial instruments.

The Assets and Liabilities Committee (“ALCO”) is responsible for setting limits for each type of risk in aggregate and by type of portfolio, mitigating and preventing exposure to market risk. The market risk policy, reviewed annually, defines the market risk management framework.

ii.	Market risk exposures – Trading portfolio

The main types of risk in this portfolio are exchange rates, interest rates, price indices and inflation rates. The tool used to measure and control exposure to market risk in the Group’s trading portfolio is Value-at-Risk (“VaR”). The VaR of a trading portfolio is the estimated maximum loss that can occur with a specified probability (confidence level) over a given period, considering adverse market changes. The VaR model used by the Group is parametric, based on a 99% confidence level for daily losses.

The VaR model used is based on a parametric approach, with daily volatilities calculated for each risk factor using the EWMA (“Exponentially Weighted Moving Average”) methodology, applying a Lambda factor of 0.96. Furthermore, the correlation between the daily returns of the risk factors is calculated, resulting in the creation of a correlation matrix that is applied to calculate the portfolio’s VaR.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based have some limitations, including:

–	The use of volatilities and correlations based on historical data to predict the future behavior of risk factors may not provide accurate results, especially if there is insufficient data from periods of intense volatility in the financial markets;

–	A 99% confidence level does not reflect losses that can occur beyond this level. Even within the model used, there is a 1% probability that losses could exceed the calculated VaR in the period of one year;

–	VaR is calculated at the end of the day and does not reflect exposures that may arise on positions during the trading day.

The general structure of VaR limits is subject to review and approval by ALCO. The VaR is measured at least daily and more regularly for more actively traded portfolios. Reports on the use of VaR limits are submitted to ALCO monthly.

The Group’s VaR models are subject to regular validation by the Group’s Market Risk to ensure they continue to perform as expected and that the assumptions used in the model development are still appropriate. As part of the validation process, the potential weaknesses of the models are analyzed using statistical techniques, such as back-testing.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Presentation of values at risk - Trading portfolio

	Closing
(In thousands of reais)	12/31/2025	12/31/2024
- Interest rate	316	177
- Price index / Inflation rate	668	541
- Foreign currency	106	113
- Other	44	180
Total with no correlation	1,134	1,011
Total with correlation	891	696

iii.	Market risk exposures – Banking portfolio

The main risk to which the Banking portfolio is exposed is the risk of loss due to fluctuations in future cash flows or in the fair value of financial instruments due to a change in market interest rates, price indices and inflation rates. Risks are primarily managed through the monitoring of interest rate gaps, variations in price indices, and inflation rates. ALCO is the committee responsible for monitoring and complying with the limits and is assisted by the treasury in its daily monitoring activities.

Banking portfolio risks are calculated based on the contractual cash flows of financial instruments, using the Delta NII (Delta Net Interest Income) methodology, as established by the regulator (BACEN). The sensitivity analysis for instruments in the Banking portfolio subject to market risk starts with the classification of exposures by risk factors. The Banking portfolio uses the parallel shock in the respective interest curves as a methodology for sensitivity analysis (Delta NII), following the behavior of exposures and the gaps of each risk factor. The methodology used to define the reasonably possible changes in risk factors for a period of 1 year uses the standard deviation formular to identify probability intervals of 95% and 99%, based on a historical period of 10 years for each risk factor.

To analyze sensitivity, possible scenarios were defined that will be applied to the operations contained in the Banking portfolio, considering the changes that would negatively affect the Group’s positions, the operations, and the market data on the respective dates.

The shocks used in each scenario are described below (Delta NII in thousands of reais):

Interest rate

The risk factors relate to financial instruments (assets and liabilities) that are sensitive to changes in interest rates and interest coupon rates. The shocks were calculated considering the cash flows of these financial instruments.

●	Scenario 1: +11 bp (0.11% p.a.) in the interest rate in reais.

●	Scenario 2: +54 bp (0.54% p.a.) in the interest rate in reais.

●	Scenario 3: +69 bp (0.69% p.a.) in the interest rate in reais.

	12/31/2025			12/31/2024
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	349	1,658	2,112	2,925	13,888	17,690
Total	349	1,658	2,112	2,925	13,888	17,690

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Price Index/Inflation Rate

These are exposures sensitive to changes in coupon rates related to price indices. The shocks were calculated on the cash flows of the financial instruments (assets and liabilities).

●	Scenario 1: +20 bp (0.2% p.a.) in the price index/inflation rate in Reais.

●	Scenario 2: +57 bp (0.57% p.a.) in the price index/inflation rate in Reais.

●	Scenario 3: +83 bp (0.83% p.a.) in the price index/inflation rate in Reais.

	12/31/2025			12/31/2024
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	4,572	12,885	18,828	4,444	12,527	18,304
Total	4,572	12,885	18,828	4,444	12,527	18,304

c.	Credit risk

Credit risk is defined as the possibility of losses associated with the failure, on the part of the borrower or counterparty, to meet their respective financial obligations under the agreed-upon terms, devaluation of the credit agreement resulting from the deterioration in the classification of the borrower’s risk, reduction of gains or remuneration, advantages granted in the renegotiation, and costs of recovery. Measurement and follow-up of exposure to credit risk includes all financial instruments capable of generating counterparty risk, such as private securities, derivatives, guarantees granted, and eventual risks of settlement of operations, among others.

The Group has an internal model to assign credit risk ratings to its clients, which considers their size, the nature and complexity of their operations and their risk profile. Accordingly, the main factors considered when constructing the internal rating include the business risk profile, financial risk profile and adjustment factors (financial policy, liquidity, influence of the economic group, etc.).

The criteria adopted to characterize default include delays in the payment of principal or charges, deterioration in the credit rating of the counterparty according to internal criteria, based on the initial credit analysis of the counterparty, and other factors that may indicate a reduction in financial capacity to meet obligations under the agreed conditions, without the need to resort to guarantees. The estimates of losses associated with default are based on the value exposed to risk, the probability of default, and the severity of the loss, considering recovery expectations.

Credit quality of financial assets - analysis of the stages:

The expected loss percentages are calculated based on an internal model grounded in the probability of deterioration of the credit risk of receivables over successive stages of default, from the condition of being current to the complete write-off of the operation.

The Group records the expected credit losses on its financial assets not classified as fair value through profit or loss, based on classifications by 3 stages, the first referring to the expected losses for the period of 12 months and the others for the entire life of the operation.

In the evaluation of the expected losses model, criteria were adopted to characterize default and a significant increase in credit risk. The current provision procedure for expected losses associated with credit risk was taken into account; the credit risk characteristics of the operations; its historical default rate; its historical default rate; future loss estimates and indicators applicable to the area of operation.

The Group adopts payments in default of over 90 days as the criterion for default. Regarding the criterion of a significant increase in the level of risk, it considers the deterioration of two rating categories (equivalent to 6 notches) in relation to the initial risk level classification of the operation, provided that the new classification reaches weak or vulnerable credit quality levels. This change in risk level is provided by the assessment of the customer’s rating by the Credit Department with subsequent approval by the Credit Committee.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

The credit quality of each client is assessed, based on qualitative and quantitative factors, including the company’s business and financial risk profile, industry and economical and financial performance. In addition, it takes into account prospective information, the structure of the operation and its guarantees, among other aspects.

The classification of financial assets is carried out in stages, as follows:

Stage 1 - The expected credit losses for a maximum of 12 months are established as soon as a financial asset is originated or acquired. This stage applies to financial assets without a significant increase in credit risk and without credit recovery issues.

Stage 2 - Expected credit losses throughout the entire life of financial instrument. This stage applies to financial assets with a significant increase in credit risk in relation to the moment they were originated, but which are not yet considered to have recovery issues.

Stage 3 - Permanent expected credit losses for assets with impairment issues: Applicable to financial assets considered to have credit recovery issues due to the occurrence of one or more events that impact their estimated future cash flows. In the event of acquisition of financial assets with recovery issues, these assets fall into this stage.

A financial asset may migrate from the stage if it presents a significant deterioration in the level of credit risk. In the hypothesis of credit risk improvement in a subsequent stage, with a reversal of the significant risk previously found, the asset may return to the previous stage, characterizing the healing process, unless it is an asset acquired with credit recovery issue at source.

	12/31/2025
Analysis of stages:	Stage 1	Impairment	Stage 2	Stage 3	Impairment	Total
Loans	185,275	(317)	-	-	-	184,958
Certificates of real estate receivables	901,555	(2,762)	-	18,800	(14,312)	903,281
Certificates of Agribusiness Receivables	41,579	(807)	-	-	-	40,772
Investment fund shares	1,936,305	(13,020)	-	-	-	1,923,285
Debentures	328,969	(2,624)	-	-	-	326,345
Commercial notes	115,581	(509)	-	-	-	115,072
Other credits	-	-	-	14,777	(14,777)	-
Total	3,509,264	(20,039)	-	33,577	(29,089)	3,493,713

	12/31/2024
	Stage 1	Impairment	Stage 2	Stage 3	Impairment	Total
Loans	347,283	(760)	-	-	-	346,523
Certificates of real estate receivables	864,587	(6,605)	-	-	-	857,982
Certificates of Agribusiness Receivables	30,257	(246)	-	-	-	30,011
Investment fund shares	1,322,402	(6,313)	-	-	-	1,316,089
Debentures	77,331	(1,250)	-	-	-	76,081
Commercial notes	26,033	(130)	-	-	-	25,903
Rural Product Certificate	75,267	(502)	-	-	-	74,765
Other credits	-	-	-	14,777	(14,777)	-
Total	2,743,160	(15,806)	-	14,777	(14,777)	2,727,354

There was no conceptual change in the allocation of internships when compared to the financial statements for the years ended December 31, 2025 and 2024.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

d.	Liquidity risk

Liquidity risk is the possibility that the Group may not be able to efficiently meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses. Additionally, liquidity risk is the possibility that the Group may not be able to trade a position at market price due to its large size in relation to the usually traded volume, or due to market discontinuity. The liquidity risk controls aim to identify what the impacts on the Group’s cash would be given the application of adverse scenarios under liquidity condition. These impacts consider both internal and external factors of the Group. The Group’s cash is centrally managed by the Treasury area. The control of liquidity risk at BR Partners Group is carried out by the Risk area and the ALCO through tools such as the Liquidity Risk Contingency Plan, the Minimum Liquidity Reserve, control of cash depletion, daily assessment of operations with a term of less than 90 days, and the application of stress scenarios in the Group’s liquidity conditions.

Exposure to liquidity risk

We present below the contractual maturities of financial assets and liabilities. These amounts are gross and include accrual of contractual interest.

		Consolidated - Contractual cash flows
	Book value 12/31/2025	≤3 months	03-12 months	01-03 years	>03 years	Projected balance
Financial assets
- Cash and cash equivalents	137,792	137,792	-	-	-	137,792
- Financial assets at fair value through profit or loss	11,712,650	10,142,132	84,251	743,436	1,469,910	12,439,729
- Financial assets at fair value through other comprehensive income	3,308,755	235,308	83,211	627,340	8,310,745	9,256,604
- Financial asset at amortized cost	1,124,190	939,231	-	226,503	-	1,165,734
Derivative financial instruments
- Swap	869,232	43,462	147,770	121,693	1,521,158	1,834,083
- NDF	32,552	12,695	16,276	2,279	-	31,250
- Options	106,239	-	39,308	95,615	-	134,923
- Futures	15,326	7,203	8,123	613	-	15,939
Total	17,306,736	11,517,823	378,939	1,817,479	11,301,813	25,016,054
Financial liabilities
Fair value through profit or loss	33,222	33,222	-	-	-	33,222
Amortized cost
- Suppliers	11,243	11,243	-	-	-	11,243
- Client deposits	1,637,964	458,630	720,704	638,806	16,380	1,834,520
- Debt issued and others	3,703,658	163,375	1,306,993	1,568,392	3,278,023	6,316,783
- Repurchase agreements	9,938,917	9,938,917	-	-	-	9,938,917
- Other financial liabilities	749,095	749,095	-	-	-	749,095
- Lease liabilities	32,568	1,850	3,699	20,346	20,962	46,857
Derivatives
- Swap	264,236	13,212	44,920	36,993	462,413	557,538
- NDF	46,317	18,063	23,159	3,242	-	44,464
- Options	4,522	-	1,673	4,070	-	5,743
- Futures	29,376	13,807	15,569	1,175	-	30,551
Total	16,451,118	11,401,414	2,116,717	2,273,024	3,777,778	19,568,933

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	Consolidated - Contractual cash flows
	Book value 12/31/2024	≤3 months	03-12 months	01-03 years	>03 years	Projected balance
Financial assets
- Cash and cash equivalents	575,235	575,235	-	-	-	575,235
- Financial assets at fair value through profit or loss	9,273,217	8,068,272	275,465	235,103	1,635,851	10,214,691
- Financial assets at fair value through other comprehensive income	2,379,657	-	36,286	238,954	6,382,881	6,658,121
- Financial asset at amortized cost	1,576,438	1,229,914	-	-	784,705	2,014,619
Derivative financial instruments
- Swap	834,743	8,347	16,695	258,770	2,120,248	2,404,060
- NDF	196,358	159,050	31,417	9,818	-	200,285
- Options	18,817	10,726	8,844	-	-	19,570
- Futures	21,272	18,719	2,553	638	-	21,910
Total	14,875,737	10,070,263	371,260	743,283	10,923,685	22,108,491
Financial liabilities
- Suppliers	16,022	16,022	-	-	-	16,022
- Client deposits	2,627,471	630,593	1,261,186	1,103,538	26,275	3,021,592
- Debt issued and others	1,841,558	9,435	19,689	1,703,098	3,734,238	5,466,460
- Repurchase agreements	8,056,208	8,056,208	-	-	-	8,056,208
- Other financial liabilities	1,139,273	1,139,273	-	-	-	1,139,273
- Lease liabilities	29,441	1,662	6,466	17,758	19,732	45,618
Derivatives
- Swap	170,417	1,704	3,408	52,829	432,860	490,801
- NDF	107,118	86,766	17,139	5,355	-	109,260
- Options	17,837	10,167	8,383	-	-	18,550
- Futures	21,943	19,310	2,633	658	-	22,601
Total	14,027,288	9,971,140	1,318,904	2,883,236	4,213,105	18,386,385

e.	Foreign exchange risk

A summary of the Group’s exposure to foreign exchange risk is presented below, highlighting that the amounts in reais may differ from the figures presented in the consolidated financial statements.

	12/31/2025
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(39,047)	34,369	4,678	-
Derivatives
Swap	3,695	(3,695)	-	-
NDF	622,499	(520,777)	-	(101,722)
Options	(38,632)	38,632	-	-
Futures	(552,444)	453,096	(1,618)	100,966
Total	(3,929)	1,625	3,060	(756)

	12/31/2024
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(70,271)	62,629	7,642	-
Derivatives
Swap	50,905	(50,905)	-	-
NDF	(130,264)	144,805	-	(14,541)
Options	(19,671)	19,671	-	-
Futures	168,154	(178,357)	(4,017)	14,220
Total	(1,147)	(2,157)	3,625	(321)

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

5.	Cash and cash equivalents

Parent Company	12/31/2025	12/31/2024
Banks - Checking account and cash	29,504	2
Total	29,504	2

Consolidated	12/31/2025	12/31/2024
Banks - Checking account and cash	3,040	62
Balances with Brazilian Central Bank	1,034	380
Cash and cash equivalents in foreign currencies	3,675	27,936
Money market repurchase agreements (1)	130,043	546,857
Total	137,792	575,235

(1)	On December 31, 2025 and 2024, the repurchase agreements substantially had a resale date for January 2, 2026 and January 2025, 2024, respectively.

6.	Financial instruments

a.	Financial assets at fair value through profit or loss

	Fair / book value
Parent Company	12/31/2025	12/31/2024
Investment fund quotas
- Investment fund quotas	89,557	117,895
Total	89,557	117,895

	Fair / book value
Consolidated	12/31/2025	12/31/2024
Government bonds (1)	11,369,995	8,684,734
- Financial Treasury Bills (LFTs)	377,269	354,910
- National Treasury Bills (LTN)	1,053,142	425,016
- National Treasury Notes (NTN-B)	8,331,749	7,843,046
- National Treasury Notes (NTN-F)	1,599,085	41,454
- Government bonds of foreign governments	8,750	20,308
Private securities (2)	174,349	405,612
- Certificates of Real Estate Receivables	26,516	152,762
- Certificates of Agribusiness Receivables	61,000	64,427
- Debentures	86,833	97,906
- Real Estate Credit Bill	-	90,517
Investment fund quotas	168,306	182,871
- Investment fund quotas	168,306	182,871
Total	11,712,650	9,273,217

b.	Financial assets at fair value through other comprehensive income

	Fair value/Book value
Consolidated	12/31/2025	12/31/2024
Private securities (2)	1,385,470	1,063,568
- Certificates of Real Estate Receivables	903,281	857,201
- Certificates of Agribusiness Receivables	40,772	30,012
- Rural Product Note	-	74,766
- Debentures	326,345	75,688
- Commercial Notes	115,072	25,901
Investment fund quotas	1,923,285	1,316,089
- Investment fund quotas	1,923,285	1,316,089
Total	3,308,755	2,379,657

(1)	Government bonds are under the custody of the Special Settlement and Custody System (SELIC) of the Brazilian Central Bank whose fair value was calculated by means of prices disclosed by ANBIMA – Brazilian Association of Financial Market and Capital Entities.
(2)	The Certificates of Real Estate Receivables, Certificates of Agribusiness Receivables, Rural Product Notes, Debentures, Real Estate Credit Certificates and Commercial notes are classified at Fair Value through Profit or Loss (“FVTPL”) or Fair Value through Other Comprehensive Income (“FVTOCI”) and they are registered with the Clearing House of Custody and Financial Settlement of Securities (“B3 S.A.”), the valuation of which is carried out by IPCA or CDI rate + fixed interest rate.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

7.	Derivative financial instruments

a.	Breakdown per index

	12/31/2025
	Assets		Liabilities
Parent Company	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap
IPCA x CDI	57	5,070	(1,566)	68,241
Fixed rate x CDI	2,954	73,076	(100)	30,105
Total	3,011	78,146	(1,666)	98,346

There were no derivative financial instruments contracted by the Parent Company as of December 31, 2024.

	12/31/2025
	Assets		Liabilities
Consolidated	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	869,232	12,509,027	(264,236)	5,878,802
IPCA x CDI	55,722	179,205	(6,984)	50,930
IPCA x Fixed rate	176	32,950	-	-
CDI X Dollar	7,157	201,600	-	-
CDI x IPCA	721,822	6,893,412	(219,779)	3,410,393
CDI x Fixed rate	71,245	2,571,538	(18,275)	1,293,345
CDI X CDI	956	1,031,819	-	-
Fixed rate x CDI	10,655	1,158,766	(19,033)	1,019,468
Fixed rate x IPCA	1,499	439,737	(165)	104,666
NDF (Non-deliverable Forwards)	32,552	942,256	(46,317)	1,082,966
Currency term	15,629	640,728	(22,390)	739,690
Dollar x Fixed rate	1,485	78,040	(14,356)	281,355
Fixed rate x Dollar	10,460	451,469	(8,034)	458,335
Fixed rate x Yen	3,684	111,219	-	-
Forward commodities	16,923	301,528	(23,927)	343,276
Commodities	16,923	301,528	(23,927)	343,276
Options	106,239	270,889	(4,522)	192,425
Purchase of call options	105,234	181,927	-	-
Purchase of put options	1,005	88,962	-	-
Sale of call options	-	-	(2,488)	103,789
Sales of put options	-	-	(2,034)	88,636
Futures	15,326	3,421,165	(29,376)	5,357,373
Long position	770	889,134	(29,240)	5,067,269
DAP	10	184,490	(2,549)	3,338,065
DDI	-	-	(7,257)	442,942
DI1	532	665,268	-	16,983
DOL	-	-	(15,656)	977,364
WDO	-	-	(2,580)	180,864
Currencies - FX	-	-	(1,127)	101,776
Commodities – Abroad	228	39,376	(71)	9,275
Short position	14,556	2,532,031	(136)	290,104
DDI	3,275	226,286	-	-
DI1	281	1,488,800	(42)	270,864
IND	-	-	(67)	11,475
WDO	4,247	780,406	-	-
Currencies - FX	3	1,617	-	-
Commodities - Abroad	6,750	34,922	(27)	7,765
Total	1,023,349	17,143,337	(344,451)	12,511,566

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	12/31/2024
	Assets		Liabilities
Consolidated	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	834,744	9,132,760	(170,417)	3,770,579
IPCA x CDI	41,009	357,838	(5,569)	44,280
CDI X Dollar	19,888	410,087	(7,318)	24,673
IPCA x Fixed rate	2,776	32,950	-	-
CDI x IPCA	638,920	6,608,426	(77,126)	2,455,378
CDI x Fixed rate	129,684	1,581,558	-	-
CDI x CDI	2,328	111,465	-	-
Fixed rate x CDI	139	30,436	(80,404)	1,246,248
NDF (Non-deliverable Forwards)	196,357	5,048,660	(107,118)	2,411,536
Currency term	152,775	4,259,104	(70,332)	1,805,233
Dollar x Fixed rate	151,034	3,078,120	(560)	33,713
Fixed rate x Dollar	170	1,143,146	(68,657)	1,748,315
Euro x Fixed rate	-	-	-	177
Fixed rate x Yen	443	14,810	(1,115)	23,028
Yen x Fixed rate	1,128	23,028	-	-
Forward commodities	43,582	789,556	(36,786)	606,303
Commodities	43,582	789,556	(36,786)	606,303
Options	18,817	666,593	(17,837)	580,038
Call of call option	18,215	488,637	-	-
Call of put option	602	177,956	-	-
Sale of call option	-	-	(17,233)	293,696
Sale of put option	-	-	(604)	286,342
Futures	21,272	5,260,984	(21,943)	4,918,192
Long position	859	1,867,692	(19,530)	4,626,465
DAP	-	-	(11,655)	1,457,382
DDI	-	-	(151)	52,682
DI1	32	1,650,880	(2,526)	982,772
DOL	-	-	(4,940)	2,119,259
CCM	545	126,561	-	-
Commodities – Domestic	282	90,251	-	-
Commodities – Abroad	-	-	(258)	14,370
Short position	20,413	3,393,292	(2,413)	291,727
DAP	155	259,142	-	-
DDI	3,670	1,307,850	-	-
DI1	1,683	449,622	(10)	91,499
DOL	-	-	-	-
WDO	2,252	1,192,993	(583)	125,623
Currencies - FX	12,589	181,956	(1,025)	32,855
Commodities – Domestic	64	1,729	-	-
Commodities – Abroad	-	-	(795)	41,750
Total	1,071,190	20,108,997	(317,315)	11,680,345

Financial collateral given for derivative financial instrument transactions with B3 S.A. are represented by government bonds and totaled R$ 375,419 on December 31, 2025 (R$ 380,628 on December 31, 2024).

b.	Comparison between the cost and fair value

	12/31/2025
		Unrealized	Credit risk	Fair
Parent Company	Cost	gains/(losses)	adjustment	value
Assets
Swap	(350)	3,361	-	3,011
Total	(350)	3,361	-	3,011

Liabilities
Swap	(1,538)	(128)	-	(1,666)
Total	(1,538)	(128)	-	(1,666)

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	12/31/2025
		Unrealized	Credit risk	Fair
Consolidated	Cost	gains/(losses)	adjustment	value
Assets
Swap	324,639	548,217	(3,624)	869,232
NDF	30,113	2,530	(91)	32,552
Options	100,008	6,697	(466)	106,239
Futures	15,326	-	-	15,326
Total	470,086	557,444	(4,181)	1,023,349
Liabilities
Swap	(431,095)	166,859	-	(264,236)
NDF	(45,591)	(726)	-	(46,317)
Options	(5,278)	756	-	(4,522)
Futures	(29,376)	-	-	(29,376)
Total	(511,340)	166,889	-	(344,451)

	12/31/2024
Consolidated	Cost	Unrealized gains/(losses)	Credit risk adjustment	Fair value
Assets
Swap	92,355	747,151	(4,762)	834,744
NDF	197,560	(44)	(1,159)	196,357
Options	10,771	8,213	(167)	18,817
Futures	21,272	-	-	21,272
Total	321,958	755,320	(6,088)	1,071,190
Liabilities
Swap	(311,850)	141,107	326	(170,417)
NDF	(107,034)	(181)	97	(107,118)
Options	(14,343)	(3,496)	2	(17,837)
Futures	(21,943)	-	-	(21,943)
Total	(455,170)	137,430	425	(317,315)

c.	Breakdown per maturity

	12/31/2025
Parent Company	≤03 months	03-12 months	01-03 years	>03 years	Fair value
Assets
Swap	-	-	388	2,623	3,011
Total	-	-	388	2,623	3,011

Liabilities
Swap	-	354	730	582	1,666
Total	-	354	730	582	1,666

	12/31/2025
Consolidated	≤03 months	03-12 months	01-03 years	>03 years	Fair value
Assets
Swap	30,256	91,920	155,534	591,522	869,232
NDF	13,982	5,674	12,896	-	32,552
Options	3,840	35,442	66,957	-	106,239
Futures	9,875	4,217	703	531	15,326
Total	57,953	137,253	236,090	592,053	1,023,349
Liabilities
Swap	(605)	(3,075)	(92,378)	(168,178)	(264,236)
NDF	(17,349)	(17,237)	(11,731)	-	(46,317)
Options	(4,344)	(178)	-	-	(4,522)
Futures	(21,677)	(5,022)	(537)	(2,140)	(29,376)
Total	(43,975)	(25,512)	(104,646)	(170,318)	(344,451)

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	12/31/2024
Consolidated	≤03 months	03−12 months	01−03 years	>03 years	Fair value
Assets
Swap	4,961	7,019	167,954	654,810	834,744
NDF	126,182	55,160	4,224	10,791	196,357
Options	10,349	8,468	-	-	18,817
Futures	9,725	6,917	3,307	1,323	21,272
Total	151,217	77,564	175,485	666,924	1,071,190
Liabilities
Swap	(130)	(17,623)	(14,234)	(138,430)	(170,417)
NDF	(53,306)	(42,696)	(2,744)	(8,372)	(107,118)
Options	(3,370)	(14,467)	-	-	(17,837)
Futures	(9,153)	(529)	(1,042)	(11,219)	(21,943)
Total	(65,959)	(75,315)	(18,020)	(158,021)	(317,315)

d.	Derivatives offset amount

The BR Partners Group does not have contracts in which the Company or its counterparty has the right to offset the amounts receivable and payable from the separate contracts in the event of default.

e.	Derivatives designated as hedge accounting.

	12/31/2025
Strategy	Hedging instrumentfair value (1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(188,825)	213,886	2,358
Total	(188,825)	213,886	2,358

	12/31/2024
Strategy	Hedging instrumentfair value (1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Funding Hedge (3)
Fixed rate funding	(134,088)	163,812	-
Floating rate funding	(378,686)	396,116	2,158
Total	(512,774)	559,928	2,158

(1)	The Group uses futures contracts, traded on B3 S.A., as a hedging instrument related to the interest rate risk of fixed and floating-rate funding selected for hedging. Daily adjustments related to futures contracts are recorded under “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments”. The change in the fair value of the instruments represents the fair value measurement portion of the futures contract.
(2)	Balances presented on an accumulated basis for purposes of comparing the changes in the fair value of the instruments versus the hedged item.
(3)	Fixed-rate and floating-rate funding recorded under “Client deposits”, related to the Bank Deposit Certificate (“CDB”) product.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

8.	Financial assets at amortized cost

Valued at amortized cost

There was no balance in the parent company for the years ended December 31, 2025 and 2024, respectively.

Consolidated	12/31/2025	12/31/2024
Loans (1)	184,958	346,523
Other financial assets at amortized cost	939,232	1,229,915
- Foreign exchange (2)	778,918	1,139,273
- Services receivable (3)	130,532	83,821
- Other amounts (4)	24,290	5,785
- Deposits (5)	5,492	1,036
Total	1,124,190	1,576,438

(1)	Refers to operations with clients of BR Partners Banco de Investimento S.A., represented by Bank Credit Notes and Real Estate Credit Notes.
(2)	Refers to a purchased foreign exchange contract whose settlement was January 2, 2026 and 2025 respectively.
(3)	Refer to services provided to clients and reimbursements receivable on expenditures defined in the service agreement.
(4)	Mainly refers to the final sale of financial instruments, which were settled on January 02, 2026.
(5)	Refers to a security deposit in the amount of R$5,262 (R$ 592 as of December 31, 2024) and a labor court deposit in the amount of R$ 230 (R$ 166 as of December 31, 2024).

9.	Related party transactions

The transactions between related parties were carried out in terms equivalent to those prevailing in transactions between independent parties.

	Direct controlling shareholder (1)		Associated companies/ subsidiaries (2)		Total
Parent Company	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets/(Liabilities)
Amounts receivable	-	-	55,496	11,105	55,496	11,105
Derivative financial instruments	-	-	1,345	-	1,345	-
Investment fund quotas	-	-	89,557	117,895	89,557	117,895
Dividends payable	(9,421)	(735)	-	-	(9,421)	(735)
Result/(Expenses)
Result from derivatives	-	-	1,345	-	1,345	-
Income from investment in investment fund quotas	-	-	4,892	9,966	4,892	9,966

	Direct controlling shareholder (1)		Associated companies (2)		Key management personnel (3)		Total
Consolidated	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets/(Liabilities)
Investment fund quotas	-	-	89,557	117,895	-	-	89,557	117,895
Client deposits (4)	(1,497)	(1,250)	(10,345)	(13,788)	(2,096)	(2,553)	(13,938)	(17,591)
Letters of credit for real estate	-	-	-	-	-	(2,709)	-	(2,709)
Agribusiness credit bills	-	-	-	-	-	(91)	-	(91)
Dividends payable	(385)	(735)	-	-	-	-	(385)	(735)
Result/(Expenses)
Interest revenue from financial assets at fair value through profit or loss – Investment fund quotas	-	-	4,892	9,966	-	-	4,892	9,966
Interest expenses and (losses) on financial instruments	(54)	(41)	(1,678)	(1,338)	(496)	(653)	(2,228)	(2,032)

(1)	BR Partners Holdco Participações S.A.
(2)	Other companies of BR Partners Group, BR Partners Outlet Premium Fundo de Investimento em Participações and BR Partners Fundo de Investimento Multimercado Crédito Privado.
(3)	Members of Board of Directors and Executive Board.
(4)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to November 15, 2028 at an average rate of 104% of CDI.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Remuneration rates presented above refer to the operations existing on December 31, 2025.

a.	Remuneration of key personnel

Parent Company	12/31/2025	12/31/2024
Directors’ fee	3,500	2,610
Social charges	700	522
Total	4,200	3,132

Consolidated	12/31/2025	12/31/2024
Directors’ fee	56,733	38,397
Social charges	11,347	7,679
Total	68,080	46,076

Key management personnel is represented by the Company’s statutory executive board and Board of Directors who, in addition to dividends arising from their interests in BR Partners Holdco Participações S.A., receive remuneration for services rendered to the Group which is recorded under “Personnel expenses”.

b.	Other information

Related parties are considered, as:

●	Company’s Directors and administrative Board members, as well as their respective spouses and relatives up to the 2nd degree; and

●	Individuals or legal entities that hold more than 10% of the Company’s share capital.

10.	Investments in subsidiaries

i.	Direct subsidiaries

●	BR Partners Assessoria Financeira Ltda.

A company that provides financial advisory and consulting services, particularly in corporate finance, including mergers, acquisitions, sales, take-overs, spin-offs, corporate restructuring and other operations of intermediation of corporate interests, in Brazil and abroad, and ownership interest in other companies of any type, Brazilian or foreign, as partner or shareholder.

●	BR Partners Gestão de Recursos Ltda.

A provider of securities portfolio management services and third-party asset management, acting in the financial and capital markets as a manager or administrator of investment funds in general, under the terms of the applicable regulations, and ownership interest in other companies as partner, quota holder or shareholder, in Brazil and abroad, whatever their corporate purpose may be.

●	BR Partners Participações Financeiras Ltda.

A company that holds ownership interest in BR Partners Banco de Investimento S.A., as shareholder.

●	BR Partners Mercados de Capitais Ltda.

Company providing securities intermediation services, particularly acting as coordinator of public offers for the distribution of securities, as well as providing financial advisory services in the structuring and origination of debt transactions and debt restructuring and holding ownership interests in the capital of other companies of any nature, either national or foreign, as a partner or shareholder.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

●	BR Partners Assessoria em Soluções de Capital Ltda.

A company that provides financial advisory and consulting services, particularly in corporate finance, including financial restructuring, debt renegotiation, mergers, acquisitions, sales, take-overs, spin-offs, corporate restructuring and other operations of intermediation of corporate interests, in Brazil and abroad, and ownership interest in other companies of any type, Brazilian or foreign, as partner or shareholder.

●	BR Partners Assessoria Financeira Rio de Janeiro Ltda.

A company that provides financial advisory and consulting services, particularly in corporate finance, including financial restructuring, debt renegotiation, mergers, acquisitions, sales, take-overs, spin-offs, corporate restructuring and other operations of intermediation of corporate interests, in Brazil and abroad, and ownership interest in other companies of any type, Brazilian or foreign, as partner or shareholder.

ii.	Indirect subsidiaries

●	BR Partners Europe B.V.

Company based in Amsterdam, Netherlands, whose corporate purpose is business management consulting activities.

●	BR Partners Banco de Investimento S.A.

Banco BR Partners is engaged in the practice of asset, liability and accessory operations inherent to the investment and foreign exchange portfolio. It is formed as a limited liability company (sociedade por ações) and domiciled in Brazil, being directly controlled by BR Partners Participações Financeiras Ltda. and indirectly by the Company, the Group’s holding company.

●	BR Partners Corretora de Seguro Ltda.

Company providing insurance brokerage services in the property and casualty insurance, life insurance, special savings plans (capitalização), pension and health care plans sectors, as well as the management of our own assets, including the provision of related services, provided that it is duly authorized by the competent authority in the form of applicable legislation, in addition to holding equity interests, directly or through subsidiaries, in the capital of other companies, either national or foreign, as a partner or shareholder.

iii.	Investment funds (“Exclusive funds”)

●	Total Fundo de Investimento Multimercado Investimento no Exterior – Crédito Privado (“Total FIM”)

Total FIM was created on December 29, 2010 in the form of an ‘open condominium’, and started its activities on January 10, 2011, with an indefinite term. It is intended exclusively for receiving investments from its only shareholder, Banco BR Partners, a qualified investor, and aims to provide its quota holder with return through the opportunities offered by the fixed and floating interest rate markets, price indexes, foreign currency, variable income and derivatives, in such a way that Total FIM is exposed to various risk factors, without the commitment of concentration in any special factor. It is an exclusive Fund of the Company.

●	BR Partners Capital (“BR Capital”)

BR Capital is a Fund domiciled in the Cayman Islands, managed by Banco Bradesco S.A., with undefined term, whose investment strategy is to obtain return on securities, including stocks and bonds, currencies, options, futures and other derivatives, focusing on the Brazilian market. It is an exclusive Fund of the Company.

Parent Company	12/31/2024	Equity in net income of subsidiaries	Dividends received	Payment of capital	Other comprehensive income (1)	12/31/2025
BR Partners Assessoria Financeira Ltda.	1,326	41,193	(41,193)	-	452	1,778
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	-	(53)	(105)	1,104	-	946
BR Partners Mercados de Capitais Ltda.	1,000	26,296	(26,296)	-	-	1,000
BR Partners Participações Financeiras Ltda.	691,344	39,039	(107,687)	-	(1,524)	621,172
BR Partners Gestão de Recursos Ltda.	2,000	47,517	(47,514)	-	-	2,003
BR Partners Assessoria em Soluções de Capital Ltda.	500	24,092	(24,092)	-	-	500
Total	696,170	178,084	(246,887)	1,104	(1,072)	627,399

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Parent Company	12/31/2023	Equity in net income of subsidiaries	Dividends received	Other comprehensive income (1)	12/31/2024
BR Partners Assessoria Financeira Ltda.	979	42,453	(42,454)	348	1,326
BR Partners Mercados de Capitais Ltda.	1,000	44,334	(44,334)	-	1,000
BR Partners Participações Financeiras Ltda.	723,063	17,294	(43,510)	(5,503)	691,344
BR Partners Gestão de Recursos Ltda.	2,000	31,428	(31,428)	-	2,000
BR Partners Assessoria em Soluções de Capital Ltda.	500	60,358	(60,358)	-	500
Total	727,542	195,867	(222,084)	(5,155)	696,170

(1)	Represented by reflective equity valuation adjustments recorded at BR Partners Banco de Investimento S.A. and BR Partners Assessoria Financeira Ltda.

11.	Other amounts payable

	Parent Company		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Dividends payable	385	735	385	735
Amounts payable to related companies	9,036	-	-	-
Lease liabilities (1)	-	-	32,568	29,441
Provision payable for expenses on personnel	23	1,767	3,859	42,998
Provision for contingency (Note 20.b)	-	-	556	1,368
Provision for surety bonds provided (2)	-	-	197	532
Future year earnings	-	-	2,419	1,772
Other	-	-	2,707	385
Total	9,444	2,502	42,691	77,231

(1)	The Group leases floors of a commercial building for a period of 10 years. As of December 31, 2025 and 2024, the non-cancelable minimum lease amounts are presented between 1 and 10 years.
(2)	Refers to commissions on endorsements and sureties currently found in the credit portfolio of BR Partners Banco de Investimento S.A. Note 20.a.

12.	Financial liabilities

a.	Financial assets at fair value through profit or loss

	Fair / book value
Consolidated	12/31/2025	12/31/2024
Obligations for loans of financial instruments	33,222	-
Total	33,222	-

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Amortized cost

	≤03	04-012	01-03	>03
Consolidated	months	months	years	years	12/31/2025	12/31/2024
Client deposits	449,176	582,128	605,454	1,206	1,637,964	2,627,471
- Time deposit (1)	449,176	582,128	594,374	1,206	1,626,884	2,170,262
- Interbank deposits	-	-	11,080	-	11,080	457,209
Repurchase agreements	9,938,917	-	-	-	9,938,917	8,056,208
- Government bonds (2)	9,066,958	-	-	-	9,066,958	7,113,234
- Private securities (2)	871,959	-	-	-	871,959	942,974
Funds from securities issued	180,943	1,291,650	1,520,438	710,627	3,703,658	1,841,558
- Real Estate Credit Bills	-	-	-	-	-	2,709
- Agribusiness credit bills	-	-	-	-	-	8,785
- Financial bills (3)	180,943	1,291,650	1,520,438	-	2,993,031	1,366,074
- Subordinated Financial Bills Eligible for Capital– Level II (4)	-	-	-	274,452	274,452	243,948
- Subordinated Financial Bills Eligible for Complementary Capital (5)	-	-	-	436,175	436,175	220,042
Other financial liabilities	781,663	-	-	-	781,663	1,139,273
- Obligations with foreign exchange purchase (6)	781,663	-	-	-	781,663	1,139,273
Total	11,350,699	1,873,778	2,125,892	711,833	16,062,202	13,664,510

(1)	For fixed-rate Bank Deposit Certificates (“CDB”), the remuneration rate is between 9.82% and 16.49% p.a. and for floating-rate CDBs, the remuneration rate is between 95% and 113.8% of the DI, 100% of DI + 0.10% to 2.50% p.a. and IPCA + 4.87% and 9.18% p.a.
(2)	For repurchase agreements linked to government bonds (“NTN-B”, “NTN-F” and “LTN”), the yield rate is 14.89% p.a. and, for private securities (Debentures, CRI and CRA), the average yield rate is 94.2% of DI.
(3)	Fixed-rate Financial Bills (“LF”), with remuneration rate between 11.38% and 13.30% p.a., and for floating-rate LF the remuneration rate is between 100% and 113% of the DI + 0.49% to 2.94% and 100% of the IPCA +6.58% p.a.
(4)	For fixed Subordinated Financial Bills Eligible to Capital (“LFSN”), the remuneration rate is 11.38%, and for floating-rate LFSN the remuneration rate is between 100% and 109.6% of the DI, 100% of DI + 1%–2.94% and 100% of the IPCA + 6.58%.
(5)	The Perpetual Subordinated Financial Bills, eligible for the composition of the complementary capital, are remunerated at floating rates of 100% of the DI + 1.80–2.50% p.a.
(6)	Refers to the obligation linked to a purchased foreign exchange contract, whose settlement occurred on January 2, 2026.

Remuneration rates presented above refer to the operations existing on December 31, 2025.

13.	Shareholders’ equity

a.	Capital

The Company’s share capital, fully subscribed and paid in totaling R$ 674,940 at December 31, 2025 (R$ 674,940 at December 31, 2024), is represented by 314,987 shares: 200,546 registered, book-entry ordinary shares with no par value and 114,441 registered preferred shares with no par value (314,987 total shares: consisting of 200,546 registered, book-entry ordinary shares with no par value and 114,441 registered preferred shares with no par value as of December 31, 2024).

b.	Profit reserve

The legal reserve is increased annually by an allocation of 5% of net income for the year, and may not exceed 20% of the Company’s share capital. The purpose of the legal reserve is to guarantee that the share capital is paid up and it is used solely to offset losses and increase capital. Other profit reserves refer to the retention of the remaining balance of retained earnings, pursuant to article 196 of Brazil’s Corporation Act.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

c.	Net earnings per share

Basic earnings per share are calculated by dividing profit attributable to the Company’s shareholders by the weighted average number of ordinary shares for the year.

For the years ended December 31, 2025 and 2024, there are no potential ordinary and preferred shares in the Group for dilution purposes. Therefore, the basic and diluted earnings per share are the same.

	12/31/2025	12/31/2024
Profit attributable to the Company’s shareholders	175,073	193,670
Weighted average of shares issued	314,987	314,987
Basic and diluted earnings per share (in Reais)	0.56	0.61

d.	Dividends

Shareholders will be entitled to a non-cumulative mandatory minimum dividend, corresponding to 25% of the adjusted net income, as set forth in the Article 191 of Brazil’s Corporation Act, reduced or increased by the amounts provided for in item I of Article 202 of the Brazil’s Corporation Act and subject to the provisions of item II and III of the same article, as applicable.

The distribution of minimum dividend will not be mandatory in the fiscal year in which the Board of Directors informs shareholders, with justified and unanimously approved exposure, that it is incompatible with the Company’s financial situation, in which case a portion of the net income may be distributed. Adjusted net income or approved its retention as a reserve, as the case may be. Profits that are no longer distributed pursuant to this paragraph will be paid as soon as the Company’s financial situation permits, applying the provisions of article 202, §5 of the Brazil’s Corporation Act.

	12/31/2025	12/31/2024
Profit for the year	175,073	193,670
Constitution of the legal reserve	(8,754)	(9,683)
Adjusted profit	166,319	183,987
Destinations
Interim dividends (1)	107,096	110,246
Additional proposed dividends	-	18,899
Extraordinary dividends (2)	42,935	38,430
Reserves for expansion and investments (3)	16,288	16,412
Dividends per ordinary/preferred share	0.48	0.53

Extraordinary dividends declared on previous years (2)	26,362	43,467
Extraordinary dividends per ordinary/preferred share	0.08	0.14

(1)	During the year 2025, the Company paid interim dividends, in line with the terms of its Bylaws. The amounts paid were deducted from the calculation of the annual dividend calculated based on the Company’s net income for the year. It is worth highlighting that the interim dividends paid throughout the year 2025 were higher than the minimum mandatory dividend established in the Bylaws.
(2)	On November 06, 2025, the Company decided to pay extraordinary dividends in the amount of R$ 69,297, of which R$ 42,935 was allocated from retained earnings for 2025 and R$ 26,362 from the account of retained earnings from previous years.
(3)	The amount of R$ 16,288 recorded under “Reserves for expansion and investments” as of December 31, 2025 (R$ 16,412 as of December 31, 2024) refers to the result of subtracting the adjusted net income of R$ 166,319 (R$ 183,987 as of December 31, 2024), with interim dividend payments made in the year of R$ 107,096 (R$ 78,746 and R$ 31,499 as of December 31, 2024), and extraordinary dividends of R$ 42,935.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

14.	Result by line of business

The following summary discloses the service revenues (revenue from contracts with customers) and the other accounting items that composes the consolidated total revenue disaggregated by line of business:

	12/31/2025
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	304,002	-	304,002
Treasury Sales & Structuring	30	86,633	86,663
Investments and Wealth Management	15,772	-	15,772
Capital Remuneration	-	124,943	124,943
Total	319,804	211,576	531,380

	12/31/2024
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	352,818	-	352,818
Treasury Sales & Structuring	4	88,328	88,332
Investments and Wealth Management	12,000	-	12,000
Capital Remuneration	-	128,069	128,069
Total	364,822	216,397	581,219

15.	Net interest revenue (expense) and gains (losses) on financial instruments

Parent Company	12/31/2025	12/31/2024
- Income from financial assets at fair value through profit or loss	13,646	10,204
- Expenses with financial assets at fair value through profit or loss	(7,260)	(218)
Net interest revenue (expense) and gains (losses) on financial instruments	6,386	9,986

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Consolidated	12/31/2025	12/31/2024
Interest revenues
- Income from loans	56,594	17,866
- Income from guarantees granted	2,118	1,961
Financial assets
- At amortized cost	13,708	-
- At fair value through profit or loss	1,911,922	1,382,973
Total interest revenues	1,984,342	1,402,800

Interest expenses
- Funding expenses	(1,627,750)	(1,028,134)
- Positive (negative) fair value - funding (Hedged Item)	200	(340)
Financial assets
- At fair value through profit or loss	(372,108)	(1,060,311)
Total interest expenses	(1,999,658)	(2,088,785)

Net gains (losses) from operations in foreign currency
Foreign exchange income	51,297	105,494
Foreign exchange expenses	(35,188)	(65,278)
Total	16,109	40,216

Gains (losses) on derivative transactions
Income from derivative operations	10,092,916	5,541,317
Expenses on derivative operations	(9,882,133)	(4,679,151)
Total	210,783	862,166

Net interest revenue (expense) and gains (losses) on financial instruments	211,576	216,397

16.	Administrative expenses

Parent Company	12/31/2025	12/31/2024
Outsourced service expenses	6,874	781
Financial system expenses	887	498
Data processing expenses	123	120
Travel expenses	230	141
Advertising and publicity expenses	271	259
Other expenses	1,000	587
Total	9,385	2,386

Consolidated	12/31/2025	12/31/2024
Outsourced service expenses	54,909	85,131
Financial system service expenses	8,967	8,518
Data processing expenses	11,701	9,549
Amortization and depreciation expenses	10,837	7,509
Rent expenses	3,933	4,457
Travel expenses	5,524	2,884
Communication expenses	4,656	4,555
Promotion and public relations expenses	3,206	2,472
Tax expenses	6,435	2,960
Other expenses	8,806	8,623
Total	118,974	136,658

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

17.	Tax expenses

Consolidated	12/31/2025	12/31/2024
Revenues from services rendered
- PIS	3,061	3,426
- COFINS	14,801	16,039
- ISS	15,623	17,977
Income (loss) from financial instruments net of interest
- PIS	1,110	1,064
- COFINS	6,815	6,546
Total	41,410	45,052

18.	Income taxes

a.	Current and deferred taxes

Parent Company	12/31/2025	12/31/2024
Profit before income tax	170,514	197,058
Rate (25% Income Tax (IR) and 9% Social Contribution (CSLL))	(57,975)	(67,000)
Effect of additions and deductions on the calculation of taxes:
- Permanent (additions)/exclusions	(2,506)	(408)
- Current year temporary differences for which no deferred tax assets are recognized	575	3,541
- Additions/exclusions – Undistributed earnings in equity method investees	60,548	66,595
Deferred - formation/(reversal) for the year	2,547	(3,388)
Tax losses and negative basis	1,370	(2,728)
Income tax and social contribution in the years	4,559	(3,388)
Deferred income tax and social contribution	7,732	(3,388)
Current income tax and social contribution	(3,173)	-
Income tax and social contribution in the years	4,559	(3,388)

Consolidated	12/31/2025	12/31/2024
Profit before income tax and social contribution	232,651	239,430
Total income tax and social contribution charge at current rates	(79,078)	(81,406)
Effect of additions and deductions on the calculation of taxes:
- Permanent additions/(exclusions)	(189)	1,359
- Current year temporary differences for which no deferred tax assets are recognized	575	187
- Other (1)	21,114	34,100
Income tax and social contribution in the years	(57,578)	(45,760)
Effective rate	24.7%	19.1%
Deferred income tax and social contribution	(32,459)	(12,199)
Current income tax and social contribution	(25,119)	(34,873)
Income tax and social contribution for prior years (2)	-	1,312
Income tax and social contribution in the years	(57,578)	(45,760)

(1)	Basically includes: (i) adjustment for the different rates of non-financial companies taxed based on the presumed profit (BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Soluções de Capital Ltda., BR Partners Corretora de Seguros Ltda.and BR Partners Assessoria Financeira Rio de Janeiro Ltda.); and (ii) difference in the financial institution’s tax rate.
(2)	Adjustment of tax payments from previous periods.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Deferred tax assets and liabilities

			Realization
Parent Company	12/31/2024	Constitution	/(Write-off)	12/31/2025
Tax loss and negative basis of social contribution	3,060	3,443	(896)	5,607
Total deferred tax assets	3,060	3,443	(896)	5,607
Deferred tax obligations on fair value of financial assets	20,840	1,664	(6,848)	15,656
Total deferred tax liabilities	20,840	1,664	(6,848)	15,656
Total net deferred tax assets (liabilities)	(17,780)	1,779	5,952	(10,049)

			Realization
Parent Company	12/31/2023	Constitution	/(Write-off)	12/31/2024
Tax loss and negative basis of social contribution	3,060	-	-	3,060
Total deferred tax assets	3,060	-	-	3,060
Deferred tax obligations on fair value of financial assets	17,452	3,962	(574)	20,840
Total deferred tax liabilities	17,452	3,962	(574)	20,840
Total net deferred tax assets (liabilities)	(14,392)	(3,962)	574	(17,780)

			Realization
Consolidated	12/31/2024	Constitution	/(Write-off)	12/31/2025
Temporary differences	33,178	10,272	(29,946)	13,504
Adjustment to fair value of financial assets recorded in other comprehensive income	7,626	13,750	(12,502)	8,874
Tax loss and negative basis of social contribution	54,835	52,153	(36,941)	70,047
Total deferred tax assets	95,639	76,175	(79,389)	92,425
Deferred tax obligations on fair value of financial assets	141,816	78,820	(51,364)	169,272
Deferred tax liabilities arising from cash-basis revenues	6,283	8,886	(8,345)	6,824
Total deferred tax liabilities	148,099	87,706	(59,709)	176,096
Total net deferred tax assets and (liabilities)	(52,460)	(11,531)	(19,680)	(83,671)

			Realization
Consolidated	12/31/2023	Constitution	/(Write-off)	12/31/2024
Temporary differences	19,282	32,126	(18,230)	33,178
Adjustment to fair value of financial assets recorded in other comprehensive income	2,887	9,654	(4,915)	7,626
Tax loss and negative basis of social contribution	3,060	67,205	(15,430)	54,835
Total deferred tax assets	25,229	108,985	(38,575)	95,639
Deferred tax obligations on fair value of financial assets	66,105	89,489	(13,778)	141,816
Deferred tax liabilities arising from cash-basis revenues	4,123	12,736	(10,576)	6,283
Total deferred tax liabilities	70,228	102,225	(24,354)	148,099
Total net deferred tax assets and (liabilities)	(44,999)	6,760	(14,221)	(52,460)

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

19.	Operating segments

The Group has a single reportable segment as of December 31, 2025 and 2024. This segment offers investment banking services, which are administered and managed according to the products offered.

The following summary of the Group’s business lines describes the main services rendered by the reporting segment of the Group:

●	Investment banking

Offers financial and strategic advisory services in mergers & acquisitions transactions, sales of shareholdings, fundraising, strategic partnerships, corporate restructuring and financial restructuring. Accordingly, it works with the customer in preparing materials, gathering information, financial modeling, business structuring, contract negotiation and advisory to shareholders and management in all stages of the aforementioned processes.

●	Capital Market

Advises its customers on raising funds from investors through debt instruments. Operates in the structuring and distribution of financial products developed according to each customer’s needs. The area actively participates throughout the process of structuring debt instruments, to guide its customers in the best possible way.

●	Treasury Sales & Structuring

Advises and executes foreign exchange, derivatives and sureties with its corporate and institutional customers. Operates in raising funds from customers and third parties using its treasury products such as Bank Deposit Certificates (CDBs), Real Estate Credit Bills/Agribusiness Credit Bills (LCIs/LCAs) and Financial Bills (LFs). The area is also responsible for treasury management and ALM (Asset and Liability Management) and all accesses to the different primary markets for local and international trading.

●	Investments

Develops advanced investment theses targeting illiquid asset classes , negotiates minority transactions, structures investment vehicles, raises funds from third parties, allocates proprietary capital, provides resource management services for Funds, and contributes to the development strategy of the respective theses. The company it has relationships with a large part of Brazilian family offices and investor bases that commit capital on a recurring basis and allow access to proprietary businesses through the extensive relationship network with local entrepreneurs.

●	Wealth Management

Carries out wealth management through the allocation of investment resources to high-income clients, managing all its clients’ assets. It operates in investment, risk, tax management, real estate planning, and provides administration and family succession services.

●	Capital remuneration

Concentrates the revenues obtained from the construction of the loan portfolio in securities and loans in transition. Additionally, it remunerates capital for the areas that use it (e.g., Investments, Treasury Sales & Structuring).

a.	Geographic segments

The Group’s operations are substantially carried out in Brazil, and it has a company based in Amsterdam, Netherlands, the corporate purpose of which is business management consulting activities. In addition, it also has an investment fund domiciled in the Cayman Islands, the investment strategy of which is to obtain return on marketable securities, including stocks and bonds, currencies, options, futures and other derivatives, focusing on the Brazilian market.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

20. Other information

a.   Guarantees, endorsements, and sureties

Financial guarantees are issued through endorsements and sureties, through the entity BR Partners Banco de Investimento S.A. The amount of the limit of guarantees provided is presented below:

	12/31/2025	12/31/2024
Bank guarantees provided	158,899	157,118
Provision for expected losses	(197)	(532)
Total	158,702	156,586

b.   Contingencies

Tax provision

In the tax area, there are no lawsuits whose risk of loss is probable or possible for the fiscal years ended on December 31, 2025 and 2024, respectively.

Civil provision

In the civil level, there are no lawsuits whose risk of loss is probable or possible on December 31, 2025 and 2024, respectively.

Labor provision

As of December 31, 2025, the labor lawsuits classified by Management and our legal advisors as probable losses are recorded in the amount of R$ 556 as of December 31, 2025 (R$ 1,368 as of December 31, 2024). There are no labor claims classified as a possible loss as of the date (R$ 164 as of December 31, 2024).

c. Third party fund management (not reviewed by the independent auditor )

Assets under management (AuM) and Wealth under Advisory (WuA) managed by the Company are shown below:

Type	12/31/2025	12/31/2024
Multimarket Investment Fund	2,107,961	1,474,540
Domestic Investment Fund	630,725	437,973
International Investment Fund	699,269	697,742
Domestic Managed Portfolios	308,589	333,808
International Managed Portfolios	2,194,309	2,241,500

d.   New and amended CPCs / IFRSs in force in the current year

•	Amendments to CPC 02/IAS 21: “Effects of changes in foreign exchange rates entitled lack of convertibility”: a significant impact on the Group’s parent company and consolidated financial statements is not expected.

e.   New and revised CPCs / IFRSs and laws issued and not yet applicable

The following amendments to pronouncements were issued by the IASB, but are not effective for the year 2025. The early adoption of pronouncements, although encouraged by the IASB, is not allowed in Brazil by the Accounting Pronouncement Committee (CPC). At the date of authorization of these financial statements, the Group has not adopted the new and revised IFRSs/CPCs below.

•	CPC 51 / IFRS 18 “Presentation and disclosure in financial statements”: IFRS 18 replaces IAS 1 – Presentation of financial statements, carrying over several unchanged requirements from IAS 1 (equivalent to CPC 26) and supplementing them with the new requirements. In addition, some paragraphs of IAS 1 have been moved to IAS 8.– Accounting Policies, Changes in Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. The IASB has also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share.

BRBI BR Partners S.A. (formerly known “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

The new requirements of CPC 51 / IFRS 18 are as follows:

–	Present specific categories and subtotals defined in the statement of profit or loss;

–	Present disclosures on the performance measures defined by Management (MPMs) in the notes to the financial statements;

–	Improvements linked to information aggregation and disaggregation requirements.

The Group must adopt CPC 51 / IFRS 18 for annual reporting periods beginning on or after January 01, 2027. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, becomes effective when the Group applies CPC 51 / IFRS 18.

This standard requires retrospective application with specific transitional provisions. On October 10, 2025, the Brazilian Accounting Pronouncements Committee approved the mandatory adoption of technical pronouncement CPC 51 – Presentation and Disclosure in Financial Statements, which corresponds to the international standard IFRS 18 – Presentation and Disclosure in Financial Statements.

The Company’s Management is in the process of assessing the potential effects and impacts of the pronouncement on the primary financial statements and respective disclosures.

•	CPC 45 / IFRS 19 “Subsidiaries without public accountability”: this pronouncement allows an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The new pronouncement is not expected to have a significant impact on BR Partners’ parent company and consolidated financial statements.

•	Amendment to CPC 48 / IFRS 9 and CPC 40 / IFRS 7: Classification and measurement of financial instruments. The requirements will come into force for the annual reporting period beginning on or after January 1, 2026, relating to:

–	Definition of financial liabilities through an electronic payment system;

–	Evaluation of the contractual characteristics of the cash flow of financial assets, including those with characteristics linked to sustainability.

These new changes should not impact the Group’s parent company and consolidated financial statements.

•	The Constitutional Amendment 132/2023 and the Complementary Law 214/2025 established the Tax Reform in Brazil, with a transition period starting in 2026 and concluding by 2033. The new model replaces the taxes PIS, Cofins, ICMS, ISS, and part of IPI with three new taxes:

–	CBS (Contribution on Goods and Services) – under federal jurisdiction;

–	IBS (Goods and Services Tax) – managed by states and municipalities; and

–	Selective Tax (IS) – Is levied on products harmful to health and the environment.

STATEMENT OF EXECUTIVE BOARD ON THE INDEPENDENT AUDITORS’ REPORT ON THE
PARENT COMPANY AND CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to Article 27, §1, item V of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we have reviewed, discussed, and agreed with the opinions expressed in the independent auditors’ report on the parent company and consolidated financial statements of BRBI BR Partners S.A. (“Company”), formerly known as ‘BR Advisory Partners Participações S.A.’, for the year ended December 31, 2025.

São Paulo (SP), February 03, 2026

José Flávio Ferreira Ramos

Chief Financial Officer

STATEMENT OF EXECUTIVE BOARD ON THE PARENT COMPANY AND CONSOLIDATED
FINANCIAL STATEMENTS

Pursuant to Article 27, §1, item VI of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the parent company and consolidated financial statements of BRBI BR Partners S.A. (“Company”), formerly BR Advisory Partners Participações S.A., for the year ended December 31, 2025.

São Paulo (SP), February 03, 2026

José Flávio Ferreira Ramos

Chief Financial Officer

SUMMARY REPORT OF THE AUDIT COMMITTEE

The Audit Committee of BRBI BR Partners S.A. (“Company”), formerly BR Advisory Partners Participações S.A., is a non-statutory advisory body to the Board of Directors. It is currently made up of three (3) independent members, two (2) of whom are members of the Company’s Board of Directors.

Pursuant to its Internal Regulations, the Audit Committee is responsible for overseeing and evaluating the performance, independence and quality of the work of the independent and internal audits, the quality and effectiveness of internal controls and risk management systems, compliance with legal, statutory and regulatory standards, and the quality and integrity of the financial statements, as well as receiving complaints related to these matters.

The Audit Committee’s supervision process is carried out through regular meetings and is based on the assessment of the information provided by the Company’s Management, the presentations of the results of the work performed by the independent and internal auditors, as well as the information provided by those in charge of internal controls, compliance and risk management. During the year 2025, the Audit Committee held 13 meetings, fully complying with the annual work plan approved by the Board of Directors.

The Audit Committee, in the exercise of its duties and responsibilities, reviewed the Company’s parent company and consolidated financial statements for the year ended December 31, 2025. Based on the meetings held, the work and assessments carried out, the information presented by KPMG Auditores Independentes Ltda., as well as the discussions and clarifications provided by the Company’s Management, the Committee recommends the approval of the financial statements by the Board of Directors.

São Paulo, February 03, 2026

Audit Committee

Carla Alessandra Trematore	Eduardo Bunker Gentil	Luiz Henrique Lobo